                                                Filed Pursuant to Rule 424(b)(4)
                                                           File Number 333-71921
PROSPECTUS

                                7,000,000 Shares

                            [EXTREME NETWORKS LOGO]

                                  COMMON STOCK

                                  -----------

    Extreme Networks, Inc. is offering 7,000,000 shares of its common stock.
       This is our initial public offering and no public market currently exists for our shares.

                                  -----------

        The common stock has been approved for
       quotation on the Nasdaq National Market
               under the symbol "EXTR."

                                  -----------

                 Investing in the common stock involves risks.
                    See "Risk Factors" beginning on page 6.

                                  -----------

                               PRICE $17 A SHARE

                                  -----------

                                                Underwriting
                                Price to        Discounts and      Proceeds to
                                 Public          Commissions         Extreme
                                --------        -------------      -----------
Per Share..................      $17.00             $1.19            $15.81
Total......................    $119,000,000       $8,330,000       $110,670,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Extreme has granted the underwriters the right to purchase up to 1,050,000 additional shares to cover any over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on April 14, 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER

              BANCBOSTON ROBERTSON STEPHENS

                            DAIN RAUSCHER WESSELS
                              a division of Dain Rauscher Incorporated
April 8, 1999

[Inside front cover]

The following statements appear on this page

Internet technologies have enabled a new generation of computing applications that are burdening today's enterprise LANs. However, the performance of yesterday's legacy routers is being taxed by the high volume of traffic created by these applications.

This has opened up an opportunity to improve the state of the art of enterprise networking...

Leveraging Ethernet and the Internet protocol - today's most dominant and stable LAN technologies - and combining them with wire-speed Layer 3 switching, the Extreme Networks solution enables the enterprise LAN to deliver more information faster, while allowing businesses to accommodate future growth.

The Extreme Networks solution uses the same hardware, software and management architecture for end-to-end simplicity across the enterprise LAN - to desktops, segments, servers and the network core. This makes it easier to manage and scale enterprise LANs, while reducing network ownership costs.

[text to accompany inside spread, next to diagram]

Depicted on this page is an enterprise LAN architecture with Extreme Networks' products.

High Performance
Wire-speed Layer 3 switching
Non-blocking architecture
10/100/1000 Mbps Ethernet

Easy to Use and Implement
Consistent architecture
Consistent product feature set
Web-based management

Scaleable
Speed, bandwidth, network size, QoS
Support future applications
Upgrade from layer 2 to Layer 3

Quality of Service
Policy-based QoS from Layer 1-4
Prioritize applications
Allocate bandwidth

Lower Cost of Ownership
Less expensive, yet faster than legacy routers
Leverages existing knowledge and resources
Reduces enterprise LAN complexity

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4
Risk Factors........................    6
Special Note Regarding Forward-
 Looking Statements.................   17
Use of Proceeds.....................   18
Dividend Policy.....................   18
Capitalization......................   19
Dilution............................   20
Selected Consolidated Financial
 Data...............................   21
Management's Discussion and Analysis
 of Financial Condition and
 Operating Results..................   22

                                   Page
                                   ----
Business.........................   31
Management.......................   46
Certain Transactions.............   52
Principal Stockholders...........   53
Description of Capital Stock.....   55
Shares Eligible for Future Sale..   58
Underwriters.....................   60
Legal Matters....................   62
Experts..........................   62
Where You Can Find More
 Information.....................   62
Index to Consolidated Financial
 Statements......................  F-1

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

   Until May 4, 1999, 25 days after commencement of the offering, all dealers effecting transactions in Extreme common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our Consolidated Financial Statements and Notes to Consolidated Financial Statements appearing elsewhere in this prospectus.

                                  The Company

   Extreme Networks is a leading provider of a next generation of switching solutions that meet the increasing needs of enterprise local area networks, or LANs. The key advantages of our LAN solutions are increased performance, the ability to easily grow, or "scale," in size as customer needs change, flexible allocation of LAN resources, ease of use and lower cost of ownership. These advantages are obtained through the use of custom semiconductors, known as ASICs, in our products and through hardware and software designs that are common and uniform across our product line. The routing of network traffic, a function referred to as Layer 3 switching, is done primarily with ASICs in our products, and consequently, is faster than the software implementations used in many competing products. Traditional Layer 3 products rely primarily on software which can slow traffic speeds below those which could otherwise be achieved and result in message packets being lost when LAN traffic is high. Our products incorporate an ASIC-based, wire-speed architecture and are designed to avoid the loss of message packets in the switch, or "non-blocking." The Dell'Oro Group, a research and consulting firm, estimates in an independently prepared market report dated March 1999, that the market for Layer 3 switching totaled $637 million in 1998 and is expected to increase to approximately $3.4 billion in 2001.

   The increased use of data and multi-media intensive, mission-critical applications, the widespread implementation of various kinds of enterprise-wide networks, and the ubiquity of Internet technologies have burdened the LAN infrastructure with unpredictable traffic patterns and unpredictable traffic loads. To address the need to improve LAN performance, new and faster technologies employing multiple hardware and software protocols were developed. These multiple protocols caused enterprise LANs to become more complex, expensive and difficult to manage in part because of the need for multiple-protocol routers that are based on software and expensive microprocessors. With the wide acceptance of Ethernet and the Internet Protocol, the need to support a multi-protocol environment has diminished. Extreme has developed Layer 3 switches based on our custom ASICs which function as less expensive and significantly faster routers. Our Layer 3 switches support connections operating at Gigabit speeds, 1 billion bits per second. They can support large networks, have a sophisticated ability to assign different priorities to different kinds of network traffic and, unlike most Layer 3 products, do not drop message packets even if network LAN traffic is high.

   Our Summit stackable and BlackDiamond modular product families provide end-to-end LAN solutions that meet the requirements of today's enterprise LANs. Our products offer the following benefits:

  . High performance: Our products provide Gigabit Ethernet and Fast Ethernet together with the non-blocking, wire-speed routing of Layer 3 switching.

  . Ease of use and implementation: Our products offer a common architecture and are compatible with existing LAN devices, making them easy to install and manage.

  . Scalability: Our solutions offer customers the speed and bandwidth they need with the capability to scale their LANs to support demanding applications in the future.

  . Quality of service: Our policy-based quality of service enables customers to prioritize mission-critical applications by providing industry-leading tools for allocating resources to specific applications.

  . Lower cost of ownership: Our products are less expensive than software-based routers, yet offer higher routing performance throughout the enterprise LAN.

   We sell our products through domestic and international resellers and field sales. We have entered into agreements with more than 100 resellers in 39 countries, and we have established four key relationships with leaders in the telecommunications, personal computer and computer networking industries. Our field sales organization supports and develops leads for our resellers and establishes and maintains a limited number of key accounts and strategic customers. Our products have been deployed in a broad range of organizations, ranging from companies in the telecommunications, manufacturing, medical, computer services, media and finance industries to educational industries and federal agencies. We are incorporated in Delaware. Our executive offices are located at 3585 Monroe Street, Santa Clara, California 95051-1450 and our telephone number is (408) 579-2800.

                                  The Offering

 Common stock offered....................... 7,000,000 shares
 Common stock to be outstanding after this
  offering.................................. 47,852,510 shares
 Use of proceeds............................ We intend to use the proceeds for general corporate purposes,
                                              including working capital and
                                              capital expenditures. See "Use
                                              of Proceeds."
 Nasdaq National Market symbol.............. EXTR

   The foregoing information is based upon shares outstanding as of December 31, 1998 and excludes shares which may be issued upon the exercise of options. Unless otherwise indicated, all information in this prospectus (1) gives effect to the conversion of all outstanding shares of preferred stock into shares of common stock effective upon the closing of the offering, (2) assumes no exercise of the underwriters' over-allotment option and (3) assumes no exercise of outstanding warrants to purchase 337,398 shares of our common stock.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

   The "as adjusted" column below reflects the issuance and sale of 7,000,000 shares of our common stock and the application of the net proceeds from the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under "Use of Proceeds."

                                            Year Ended       Six Months Ended
                                             June 30,          December 31,
                                         -----------------  -------------------
                                          1997      1998       1997      1998
                                         -------  --------  ----------- -------
                                                            (unaudited)
Consolidated statement of operations
 data:
Net revenue............................  $   256  $ 23,579  $ 6,104     $30,851
Gross profit (loss)....................     (132)    8,682    2,547      15,246
Total operating expenses...............    7,928    22,709    9,040      19,576
Operating loss.........................   (8,060)  (14,027)  (6,493)     (4,330)
Net loss...............................   (7,923)  (13,936)  (6,467)     (4,936)
Basic and diluted net loss per share...  $ (4.51) $  (3.18) $ (1.84)    $  (.72)
Weighted average shares outstanding
 used in computing basic and diluted
 net loss per share....................    1,758     4,379    3,510       6,867
Pro forma basic and diluted net loss
 per share.............................           $   (.44)             $  (.14)
Shares used in computing pro forma
 basic and diluted net loss per share..             31,701               35,929

                                                         At December 31, 1998
                                                         ----------------------
                                                          Actual   As Adjusted
                                                         --------- ------------
                                                                   (unaudited)
Consolidated balance sheet data:
Cash and cash equivalents............................... $   5,792 $  115,162
Working capital.........................................     9,284    118,654
Total assets............................................    27,622    136,992
Long-term debt and capital lease obligations due after
 one year...............................................     2,719      2,719
Total stockholders' equity..............................    11,740    121,110

                                 RISK FACTORS

   You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Extreme Has a History of Losses, Expects Future Losses and Cannot Assure You that It Will Achieve Profitability

   We have not achieved profitability and although our revenue has grown in recent quarters, we cannot be certain that we will realize sufficient revenue to achieve profitability. Extreme has incurred net losses of $7.9 million from inception through June 30, 1997, $13.9 million for fiscal year 1998 and $4.9 million for the six-months ended December 31, 1998. As of December 31, 1998, we had an accumulated deficit of $26.8 million. We have not achieved profitability and expect to continue to incur net losses. We anticipate continuing to incur significant sales and marketing, product development and general and administrative expenses and, as a result, we will need to generate significantly higher revenue to achieve and sustain profitability.

A Number of Factors Could Cause Extreme's Quarterly Financial Results to Be Worse Than Expected, Resulting in a Decline in Its Stock Price

   We plan to significantly increase our operating expenses to expand our sales and marketing activities, broaden our customer support capabilities, develop new distribution channels, fund increased levels of research and development and build our operational infrastructure. We base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, any delay in generating or recognizing revenue could cause our quarterly operating results to be below the expectations of public market analysts or investors, which could cause the price of our common stock to fall.

   We may experience a delay in generating or recognizing revenue because of a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenue for that quarter and are generally cancelable at any time. Accordingly, we are dependent upon obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, the timing of product releases, purchase orders and product availability could result in significant product shipments at the end of a quarter. Failure to ship theses products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty.

   Our quarterly revenue and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors, including:

  . fluctuations in demand for our products and services, including seasonality, particularly in Asia;

  . unexpected product returns or the cancellation or rescheduling of significant orders;

  . our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions;

  .  announcements and new product introductions by our competitors;

  .  our ability to achieve required cost reductions;

  . our ability to obtain sufficient supplies of sole or limited sourced components for our products;

  .  unfavorable changes in the prices of the components we purchase;

  . our ability to attain and maintain production volumes and quality levels for our products;

  . the mix of products sold and the mix of distribution channels through which they are sold; and

  . costs relating to possible acquisitions and integration of technologies or businesses.

   Due to the foregoing factors, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance.

Intense Competition in the Market for Enterprise LAN Equipment Could Prevent Extreme From Increasing Revenue and Prevent Extreme From Achieving or Sustaining Profitability

   The market for enterprise LAN switches is intensely competitive. Our principal competitors include Alcatel, Bay Networks, Cabletron Systems, Cisco Systems, Ericsson, FORE Systems, IBM, Lucent Technologies, Nokia, Nortel Networks, Siemens, 3Com and Xylan. Many of our current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger installed customer bases, than we do. These competitors may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete.

   To remain competitive, we believe we must, among other things, invest significant resources in developing new products and enhancing our current products and maintaining customer satisfaction. If we fail to do so, our products may not compete favorably with those of our competitors and our revenue and future profitability could be materially adversely affected. For more information about competitive risks to Extreme, see "Business-- Competition."

Extreme Expects the Average Selling Prices of Its Products to Decrease Rapidly Which May Reduce Gross Margins or Revenue

   The enterprise LAN equipment industry has experienced rapid erosion of average selling prices due to a number of factors, including competitive pricing pressures and rapid technological change. We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors or other factors. Therefore, to maintain our gross margins, we must develop and introduce on a timely basis new products and product enhancements and continually reduce our product costs. Our failure to do so would cause our revenue and gross margins to decline, which could materially adversely affect our operating results and cause the price of our common stock to decline.

Extreme's Market is Subject to Rapid Technological Change and to Compete, Extreme Must Continually Introduce New Products that Achieve Broad Market Acceptance

   The enterprise LAN equipment market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. If we do not address these changes by regularly introducing new products, our product line will become obsolete. Developments in routers and routing software could also significantly reduce demand for our product. Alternative technologies, including asynchronous transfer mode, or ATM, could achieve widespread market acceptance and displace Ethernet technology on which our product lines and architecture are based. We cannot assure you that our technological approach will achieve broad market acceptance or that other technologies or devices will not supplant our approach.

   When we announce new products or product enhancements that have the potential to replace or shorten the life cycle of our existing products, customers may defer purchasing our existing products. These actions could materially adversely affect our operating results by unexpectedly decreasing sales, increasing our inventory levels of older products and exposing us to greater risk of product obsolescence. The market for enterprise LAN switching products is evolving and we believe our ability to compete successfully in this market is dependent upon the continued compatibility and interoperability of our products with products and architectures offered by other vendors. In particular, the networking industry has been characterized by the successive introduction of new technologies or standards that have dramatically reduced the price and increased the performance of enterprise LAN equipment. To remain competitive we need to introduce products in a timely manner that incorporate or are compatible with these new technologies as they emerge. We have experienced delays in releasing new products and product enhancements in the past which delayed sales and resulted in lower quarterly revenue than anticipated. We may experience similar delays in product development in the future and any delay in product introduction could adversely affect our ability to compete and cause our operating results to be below our expectations or the expectations of public market analysts or investors.

Continued Rapid Growth Will Strain Extreme's Operations and Will Require Extreme to Incur Costs to Upgrade Its Infrastructure

   Since the introduction of our product line, we have experienced a period of rapid growth and expansion which has placed, and continues to place, a significant strain on our resources. Unless we manage such growth effectively, we may make mistakes in operating our business such as inaccurate sales forecasting, incorrect material planning or inaccurate financial reporting, which may result in unanticipated fluctuations in our operating results. Our net revenue increased significantly during the last year, and from December 31, 1997 to December 31, 1998, the number of our employees increased from 80 to 159. We expect our anticipated growth and expansion to strain our management, operational and financial resources. Our management team has had limited experience managing such rapidly growing companies on a public or private basis. In January 1999, we hired a new Chief Financial Officer. To accommodate this anticipated growth, we will be required to:

  . improve existing and implement new operational and financial systems, procedures and controls;

  . hire, train and manage additional qualified personnel, including in the near future sales and marketing personnel; and

  . effectively manage multiple relationships with our customers, suppliers and other third parties.

   We may not be able to install adequate control systems in an efficient and timely manner, and our current or planned personnel systems, procedures and controls may not be adequate to support our future operations. For example, in the quarter ended June 30, 1998, our operating results were adversely impacted due to a provision of approximately $900,000 that we recorded for purchase order commitments for certain components that exceeded our estimated requirements at the end of that quarter. This was due primarily to an engineering change in certain of our Summit family of products and a reduced demand forecast from one of our customers. In August 1998, we installed a new management information system, but we have not fully implemented its functionality. The difficulties associated with installing and implementing these new systems, procedures and controls may place a significant burden on our management and our internal resources. In addition, if we grow internationally, we will have to expand our worldwide operations and enhance our communications infrastructure. Any delay in the implementation of such new or enhanced systems, procedures or controls, or any disruption in the transition to such new or enhanced systems, procedures or controls, could adversely affect our ability to accurately forecast sales demand, manage our supply chain and record and report financial and management information on a timely and accurate basis.

   As a result of our rapid growth, we moved our entire operations in March 1999 to an approximately 77,000 square foot facility located in Santa Clara, California. This move may disrupt our business and materially adversely affect our operating results.

Extreme Must Develop and Expand Its Indirect Distribution Channels to Increase Revenues and Improve Its Operating Results

   Our distribution strategy focuses primarily on developing and expanding indirect distribution channels through resellers and, to a lesser extent, OEMs, as well as expanding our field sales organization. If we fail to develop and cultivate relationships with significant resellers, or if these resellers are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer. Many of our resellers also sell products that compete with our products. We are developing a two-tier distribution structure which would require us to enter into agreements with a small number of stocking distributors. We cannot assure you that we will be able to enter into such agreements or successfully develop a two-tier distribution structure. Our failure to do so could limit our ability to grow or sustain revenue. In addition, our operating results will likely fluctuate significantly depending on the timing and amount of orders from our resellers. We cannot assure you that our resellers will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support.

   In order to support and develop leads for our indirect distribution channels, we plan to expand our field sales and support staff significantly. We cannot assure you that this internal expansion will be successfully completed, that the cost of this expansion will not exceed the revenues generated or that our expanded sales and support staff will be able to compete successfully against the significantly more extensive and well-funded sales and marketing operations of many of our current or potential competitors. Our inability to effectively establish our distribution channels or manage the expansion of our sales and support staff would materially adversely affect our ability to grow and increase revenue.

Because Substantially All of Extreme's Revenue is Derived From Sales of Two Product Families, Extreme is Dependent on Widespread Market Acceptance of These Products

   We currently derive substantially all of our revenue from sales of our Summit and BlackDiamond product families. We expect that revenue from these product families will account for a substantial portion of our revenue for the foreseeable future. Accordingly, widespread market acceptance of our product families is critical to our future success. Factors that may affect the market acceptance of our products include market acceptance of enterprise LAN switching products, and Gigabit Ethernet and Layer 3 switching technologies in particular, the performance, price and total cost of ownership of our products, the availability and price of competing products and technologies, and the success and development of our resellers, OEMs and field sales channels. Many of these factors are beyond our control. Our future performance will also depend on the successful development, introduction and market acceptance of new and enhanced products that address customer requirements in a cost-effective manner. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. We have in the past experienced delays in product development and such delays may occur in the future. Therefore, to the extent customers defer or cancel orders in the expectation of any new product release, any delay in development or introduction could cause our operating results to suffer. Failure of our existing or future products to maintain and achieve widespread levels of market acceptance may significantly impair our revenue growth.

If a Key Reseller, OEM or Other Significant Customer Cancels or Delays a Large Purchase, Extreme's Revenues May Decline and the Price of Its Stock May Fall

   To date, a limited number of resellers, OEMs and other customers have accounted for a significant portion of our revenue. If any of our large customers stop or delay purchases, our revenue and profitability would be adversely affected. For fiscal 1998, 3Com and Compaq accounted for 25% and 21% of our net revenue, respectively, and for the six-month period ended December 31, 1998, Compaq and Hitachi Cable accounted for 17% and 11% of our net revenue, respectively. Compaq is both an OEM and an end-user customer. Because our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, a substantial reduction or delay in sales of our products to, or the loss of any significant reseller, OEM or other customer, or unexpected returns from resellers could materially adversely affect our business, operating results and financial condition. Although our largest customers may vary from period-to-period, we anticipate that our operating results for any given period will continue to depend to a significant extent on large orders from a small number of customers, particularly in light of the high sales price per unit of our products and the length of our sales cycles.

   While our financial performance depends on large orders from a few key resellers, OEMs and other significant customers, we do not have binding commitments from any of them. For example:

  . our customers can stop purchasing and our resellers and OEMs can stop marketing our products at any time;

  . our reseller agreements generally are not exclusive and are for one year terms, with no obligation of the resellers to renew the agreements;

  . our reseller agreements provide for discounts based on expected or actual volumes of products purchased or resold by the reseller in a given period; and

  . our reseller and OEM agreements generally do not require minimum purchases.

   We have established a program which, under specified conditions, enables some third party resellers to return products to us. The amount of potential product returns is estimated and provided for in the period of the sale. Some of our OEM agreements also provide manufacturing rights and access to our source code upon the occurrence of specified conditions of default. If we were to default on these agreements, our OEMs could use our source code to develop and manufacture competing products, which would materially adversely affect our performance and ability to compete.

The Sales Cycle for Extreme's Products is Long and Extreme May Incur Substantial Non-Recoverable Expenses or Devote Significant Resources to Sales that Do Not Occur When Anticipated

   The timing of our sales revenue is difficult to predict because of our reliance on indirect sales channels and the length and variability of our sales cycle. Our products have a relatively high sales price per unit, and often represent a significant and strategic decision by an enterprise regarding its communications infrastructure. Accordingly, the purchase of our products typically involves significant internal procedures associated with the evaluation, testing, implementation and acceptance of new technologies. This evaluation process frequently results in a lengthy sales process, typically ranging from three months to longer than a year, and subjects the sales cycle associated with the purchase of our products to a number of significant risks, including budgetary constraints and internal acceptance reviews. The length of our sales cycle also may vary substantially from customer to customer. While our customers are evaluating our products and before they may place an order with us, we may incur substantial sales and marketing expenses and expend significant management effort. Consequently, if sales forecasted from a specific customer for a particular quarter are not realized in that quarter, we may be unable to compensate for the shortfall, which could materially adversely affect our operating results.

Extreme Purchases Several Key Components for Products From Single or Limited Sources and Could Lose Sales if These Sources Fail to Fill Its Needs

   We currently purchase several key components used in the manufacture of our products from single or limited sources and are dependent upon supply from these sources to meet our needs. We are likely to encounter shortages and delays in obtaining components in the future which could materially adversely affect our ability to meet customer orders. Our principal sole sourced components include:

  .  ASICs;

  .  microprocessors;

  .  programmable integrated circuits;

  .  selected other integrated circuits;

  .  cables; and

  .  custom-tooled sheet metal.

   Our principal limited sourced components include:

  .  flash memories;

  . dynamic and static random access memories, commonly known as DRAMs and SRAMs, respectively; and

  .  printed circuit boards.

   For more information about our single and limited sources, see "Business-- Manufacturing."

   We use a rolling six-month forecast based on anticipated product orders to determine our material requirements. Lead times for materials and components we order vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If orders do not match forecasts, we may have excess or inadequate inventory of certain materials and components, which could materially adversely affect our operating results and financial condition. From time to time we have experienced shortages and allocations of certain components, resulting in delays in filling orders. In addition, during the development of our products we have experienced delays in the prototyping of our ASICs, which in turn has led to delays in product introductions.

Extreme Needs to Expand Its Manufacturing Operations and Depends on Contract Manufacturers for Substantially All of Its Manufacturing Requirements

   If the demand for our products grows, we will need to increase our material purchases, contract manufacturing capacity and internal test and quality functions. Any disruptions in product flow could limit our revenue, adversely affect our competitive position and reputation and result in additional costs or cancellation of orders under agreements with our customers.

   We rely on third party manufacturing vendors to manufacture our products. We currently subcontract substantially all of our manufacturing to two companies--Flextronics International, Ltd., located in San Jose, California, which manufactures our Summit1, Summit2 and Summit4 and BlackDiamond products, and MCMS, Inc., located in Boise, Idaho, which manufactures our Summit24 and Summit48 products. We have experienced a delay in product shipments from a contract manufacturer in the past, which in turn delayed product shipments to our customers. We may in the future experience similar or other problems, such as inferior quality and insufficient quantity of product, any of which could materially adversely affect our business and operating results. There can be no assurance that we will effectively manage our contract manufacturers or that these manufacturers will meet our future requirements for timely delivery of products of sufficient quality and quantity. We intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high-quality products or the loss of either of our contract manufacturers would cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer and would have a material adverse effect on our business, operating results and financial condition.

   As part of our cost-reduction efforts, we will need to realize lower per unit product costs from our contract manufacturers as a result of volume efficiencies. However, we cannot be certain when or if such price reductions will occur. The failure to obtain such price reductions would adversely affect our gross margins and operating results.

If Extreme Loses Key Personnel or is Unable to Hire Additional Qualified Personnel as Necessary,It May Not Be Able to Successfully Manage Its Business or Achieve Its Objectives

   Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing and manufacturing personnel, many of whom would be difficult to replace. In particular, we believe that our future success is highly dependent on Gordon Stitt, Chairman, President and Chief Executive Officer, Stephen Haddock, Vice President and Chief Technical Officer, and Herb Schneider, Vice

President of Engineering. We neither have employment contracts with nor key person life insurance on any of our key personnel.

   We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, finance and manufacturing personnel. Competition for these personnel is intense, especially in the San Francisco Bay Area, and we have had difficulty hiring employees in the timeframe we desire, particularly software engineers. There can be no assurance that we will be successful in attracting and retaining such personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as product introductions, on time. In addition, companies in the networking industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices. We have from time to time received claims like this from other companies and, although to date they have not resulted in material litigation, we cannot assure you that we will not receive additional claims in the future as we seek to hire qualified personnel or that such claims will not result in material litigation. We could incur substantial costs in defending ourselves against any such claims, regardless of the merits of such claims.

Extreme's Products Must Comply With Evolving Industry Standards and Complex Government Regulations or Its Products May Not Be Widely Accepted, Which May Prevent Extreme From Sustaining Its Revenues or Achieving Profitability.

   The market for enterprise LAN equipment products is characterized by the need to support industry standards as different standards emerge, evolve and achieve acceptance. We will not be competitive unless we continually introduce new products and product enhancements that meet these emerging standards. In the past, we have introduced new products that were not compatible with certain technological changes, and in the future we may not be able to effectively address the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. In addition, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop may be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunication Union. If we do not comply with existing or evolving industry standards or if we fail to obtain timely domestic or foreign regulatory approvals or certificates we would not be able to sell our products where these standards or regulations apply, which may prevent us from sustaining our revenues or achieving profitability.

Extreme Needs to Expand Its Sales and Support Organizations to Increase Market Acceptance of Its Products and If It Fails to Do So, Extreme Will Not Be Able to Increase Revenues

   Our products and services require a sophisticated sales effort targeted at several levels within a prospective customer's organization. Unless we expand our sales force we will not be able to increase revenues. We have recently expanded our sales force and plan to hire additional sales personnel. However, competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting.

   We currently have a small customer service and support organization and will need to increase our staff to support new customers and the expanding needs of existing customers. The design and installation of networking products can be complex; accordingly, we need highly-trained customer service and support personnel. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of our products.

Extreme Depends Upon International Sales for Much of Its Revenue and Extreme's Ability to Sustain and Increase Its International Sales Depends on Successfully Expanding Its International Operations

   Our ability to grow will depend in part on the expansion of international sales and operations which have and are expected to constitute a significant portion of our sales. Sales to customers outside of North America accounted for approximately 61% and 56% of our net revenue in fiscal 1998 and the six-months ended December 31, 1998, respectively. Our international sales primarily depend on our resellers and OEMs. The failure of our resellers and OEMs to sell our products internationally would limit our ability to sustain and grow our revenue. In addition, there are a number of risks arising from our international business, including:

  .  longer accounts receivable collection cycles;

  .  difficulties in managing operations across disparate geographic areas;

  . difficulties associated with enforcing agreements through foreign legal systems;

  .  import or export licensing requirements;

  .  potential adverse tax consequences; and

  .  unexpected changes in regulatory requirements.

   Our international sales currently are U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In the future, we may elect to invoice some of our international customers in local currency. Doing so will subject us to fluctuations in exchange rates between the U.S. dollar and the particular local currency. Because we currently denominate sales in U.S. dollars, we do not anticipate that the adoption of the Euro as a functional legal currency of certain European countries will materially affect our business.

Extreme May Engage in Future Acquisitions that Dilute the Ownership Interests of Our Stockholders, Cause Us to Incur Debt and Assume Contingent Liabilities

   As part of our business strategy, we expect to review acquisition prospects that would complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. While we have no current agreements or negotiations underway with respect to any such acquisitions, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

  . issue equity securities which would dilute current stockholders' percentage ownership;

  .  incur substantial debt; or

  .  assume contingent liabilities.

   Such actions by us could materially adversely affect our operating results and/or the price of our common stock. Acquisitions also entail numerous risks, including:

  . difficulties in the assimilation of acquired operations, technologies or products;

  .  unanticipated costs associated with the acquisition;

  .  diversion of management's attention from other business concerns;

  . adverse effects on existing business relationships with suppliers and customers;

  . risks associated with entering markets in which we have no or limited prior experience; and

  .  potential loss of key employees of acquired organizations.

   We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could materially adversely affect our business, operating results and financial condition.

Extreme May Need Additional Capital to Fund Its Future Operations Which, If It Is Not Available When Needed, Extreme May Need to Reduce Its Planned Development and Marketing Efforts, Which May Reduce Its Revenues and Prevent Extreme From Achieving Profitabilty

   We believe that our existing working capital proceeds from this offering and cash available from credit facilities and future operations will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. The development and marketing of new products and the expansion of reseller channels and associated support personnel is expected to require a significant commitment of resources. In addition, if the market for enterprise Layer 3 LAN switches were to develop more slowly than anticipated or if we fail to establish significant market share and achieve a meaningful level of revenues, we may continue to incur significant operating losses and utilize significant amounts of capital. As a result, we could be required to raise substantial additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to existing stockholders. If additional funds are raised through the issuance of debt securities, such securities would have rights, preferences and privileges senior to holders of common stock and the term of such debt could impose restrictions on our operations. We cannot assure you that such additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain such additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which would materially adversely affect our business, financial condition and operating results.

If Extreme's Products Contain Undetected Software or Hardware Errors, Extreme Could Incur Significant Unexpected Expenses and Lost Sales

   Network products frequently contain undetected software or hardware errors when first introduced or as new versions are released. We have experienced such errors in the past in connection with new products and product upgrades. We expect that such errors will be found from time to time in new or enhanced products after commencement of commercial shipments. These problems may materially adversely affect our business by causing us to incur significant warranty and repair costs, diverting the attention of our engineering personnel from our product development efforts and causing significant customer relations problems.

   Our products must successfully interoperate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our products or another vendor's products, could result in the delay or loss of market acceptance of our products and any necessary revisions may result in the incurrence of significant expenses. The occurrence of any such problems would likely have a material adverse effect on our business, operating results and financial condition.

Extreme's Limited Ability to Protect Its Intellectual Property May Adversely Affect Its Ability to Compete

   We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. However, we cannot assure you that the actions we have taken will adequately protect our intellectual property rights.

   We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. See "Business--Intellectual Property" for more information regarding risks relating to protecting our intellectual property rights and risks relating to claims of infringement of other intellectual property rights.

If Extreme or Its Key Suppliers and Customers Fail to Be Year 2000 Compliant, Extreme's Business May Be Severely Disrupted And Its Revenues May Decline

   The year 2000 computer issue creates a risk for us. If systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on our operations. The risk exists in four areas:

  .  potential warranty or other claims from our customers;

  .  systems we use to run our business;

  .  systems used by our suppliers; and

  . the potential reduced spending by other companies on networking solutions as a result of significant information systems spending on year 2000 remediation.

   We are currently evaluating our exposure in all of these areas.

   We are in the process of conducting an inventory and evaluation of the information systems used to run our business. Systems which are identified as non-compliant will be upgraded or replaced. For the year 2000 non-compliance issues identified to date, the cost of remediation is not expected to be material to our operating results. However, if implementation of replacement systems is delayed, or if significant new non-compliance issues are identified, our operating results or financial condition could be materially adversely affected.

   We intend to contact our critical suppliers to determine that the suppliers' operations and the products and services they provide are year 2000 compliant. Where practicable, we will attempt to mitigate our risks with respect to the failure of suppliers to be year 2000 ready. However, failures remain a possibility and could have an adverse impact on our operating results or financial condition.

   Since all customer situations cannot be anticipated, we may see an increase in warranty and other claims as a result of the year 2000 transition. In addition, litigation regarding year 2000 compliance issues is expected to escalate. For these reasons, the impact of customer claims could have a material adverse impact on our operating results or financial condition.

   Businesses that face year 2000 compliance issues may require significant hardware and software upgrades or modifications to their computer systems and applications. These companies may plan to devote a substantial portion of their information systems' spending to fund such upgrades and modifications and divert spending away from networking solutions. This change in customers' spending patterns could materially adversely impact our business, operating results or financial condition.

Because Extreme's Management Has Broad Discretion Over How the Proceeds of This Offering Are Used, Its Investment of the Net Proceeds May Not Yield a Favorable Return

   Our management may spend the net proceeds from this offering in ways with which the stockholders may not agree. We cannot assure you that our investment of the net proceeds of this offering will yield a favorable return.

Executive Officers and Directors of Extreme Will Control 57.2% of Its Common Stock and Be Able to Significantly Influence Matters Requiring Stockholder Approval

   Executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 57.2% of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Provisions in Extreme's Charter or Agreements May Delay or Prevent a Change of Control

   Provisions in our certificate of incorporation and bylaws may delay or prevent a change of control or changes in our management. These provisions include:

  .  the division of the board of directors into three separate classes;

  . the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

  . the ability of the board of directors to alter our bylaws without getting stockholder approval; and

  . the requirement that at least 10% of the outstanding shares are needed to call a special meeting of stockholders.

   Furthermore, we are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or combination. Further, we have investor agreements with Compaq, Siemens and 3Com which require us to give these companies notice if we receive an acquisition offer or if we intend to pursue one.

Substantial Future Sales of Extreme's Common Stock in the Public Market Could Cause Its Stock Price to Fall

   The market price of our common stock could drop as a result of sales of a large number of shares in the market after this offering or in response to the perception that these sales could occur. All of the 7,000,000 shares sold in this offering will be freely tradeable, with the 40,852,510 other shares outstanding, based on the number of shares outstanding as of December 31, 1998, being "restricted securities" as defined in Rule 144 of the Securities Act of 1933, and tradable in the near future. For more information, see "Shares Eligible for Future Sale."

The Purchasers in the Offering Will Immediately Experience Substantial Dilution in Net Tangible Book Value

   The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after the offering. Accordingly, purchasers of shares will experience immediate and substantial dilution of approximately $14.47 in net tangible book value per share, or approximately 85.1% of the offering price of $17.00 per share. In contrast, existing stockholders paid an average price of $.95 per share.

Extreme's Stock Price May Be Extremely Volatile and You May Not Be Able to Resell Your Shares at or Above the Offering Price

   There was no public market for Extreme shares prior to this offering. The offering price for the shares was determined through negotiations between the representatives of the underwriters and us. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

  .  actual or anticipated fluctuations in our operating results;

  . changes in expectations as to our future financial performance or changes in financial estimates of securities analysts;

  .  announcements of technological innovations; and

  .  the operating and stock price performance of other comparable companies.

   In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

   You should read the "Underwriters" section for a more complete discussion of the factors considered in determining the initial public offering price.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the information in this prospectus, including the above risk factors section, contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. These statements are only predictions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks faced by us described below and elsewhere in this prospectus.

   We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

   The net proceeds to Extreme from the sale of 7,000,000 shares of common stock in this offering are estimated to be $109.4 million, or $126.0 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions, and after deducting estimated offering expenses of $1.3 million payable by Extreme.

   Extreme will use the net proceeds for general corporate purposes, including capital expenditures and working capital. We may use some of the net proceeds to pay down outstanding equipment balances under our capital equipment line of credit and subordinated loan agreements, although we have no specific plans to do so. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any such acquisition, and we are not currently engaged in any negotiations with respect to any such transaction. Our management will have broad discretion concerning the allocation and use of all the net proceeds of the offering to be received by us. Pending such uses, the net proceeds of the offering will be invested in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never paid cash dividends. We do not anticipate paying cash dividends in the near future. Under the terms of our line of credit facilities, we may not declare or pay any cash dividends without the prior consent of the lenders under each of the credit facilities.

                                CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 1998:

  .  on an actual basis;

  . on a pro forma basis to reflect the conversion upon the closing of the offering of all outstanding shares of preferred stock into 29,061,315 shares of common stock; and

  . on a pro forma basis as adjusted to reflect the sale of the common stock offered in this offering and the receipt of the net proceeds from the sale of the common stock, after deducting the estimated expenses and underwriting discounts and commissions payable by Extreme.

   This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

                                                     December 31, 1998
                                              ---------------------------------
                                                                     Pro Forma
                                               Actual    Pro Forma  as Adjusted
                                              --------  ----------- -----------
                                              (in thousands except share data)
                                                        (unaudited) (unaudited)
Long-term debt, less current portion(1)...... $  2,719   $  2,719    $  2,719
                                              --------   --------    --------
Stockholders' equity:
  Convertible preferred stock, $.001 par
   value, issuable in series: 29,900,000
   shares authorized actual, (2,000,000
   shares pro forma); 29,061,315 shares
   issued and outstanding actual, (none pro
   forma); aggregate liquidation preference
   of $38,046 actual, (none pro forma).......       29         --          --
  Common stock, $.001 par value: 50,000,000
   shares authorized actual, (150,000,000 pro
   forma); 11,791,195 shares issued and
   outstanding actual; 40,852,510 issued and
   outstanding, pro forma and 47,852,510 pro
   forma as adjusted(2)......................       12         41          48
  Additional paid-in capital.................   38,770     38,770     148,133
  Deferred stock compensation................     (276)      (276)       (276)
  Accumulated deficit........................  (26,795)   (26,795)    (26,795)
                                              --------   --------    --------
    Total stockholders' equity...............   11,740     11,740     121,110
                                              --------   --------    --------
      Total capitalization................... $ 14,459   $ 14,459    $123,829
                                              ========   ========    ========

--------
(1) See notes 4 and 5 of Notes to Consolidated Financial Statements.
(2) Excludes 3,710,328 shares of common stock issuable upon exercise of outstanding options at December 31, 1998 at a weighted average exercise price of $2.55 per share and 337,398 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.00 per share. See "Management--Amended 1996 Stock Option Plan."

                                   DILUTION

   Our pro forma net tangible book value as of December 31, 1998 was approximately $11,740,000 or $.29 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities divided by the total number of shares of common stock outstanding, assuming the conversion of all outstanding shares of preferred stock into shares of common stock. After giving effect to the sale by Extreme of the 7,000,000 shares of common stock offered by this prospectus and receipt of the estimated net proceeds from this offering, our adjusted net tangible book value as of December 31, 1998 would have been approximately $121,100,000 or $2.53 per share. This represents an immediate increase in such net tangible book value of $2.24 per share to existing stockholders and an immediate dilution of $14.47 per share to new investors. Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the assumed initial public offering price per share. The following table illustrates this per share dilution.

Initial public offering price per share...........................       $17.00
  Pro forma net tangible book value per share as of December 31,
   1998........................................................... $ .29
  Increase in pro forma net tangible book value per share
   attributable to new investors..................................  2.24
                                                                   -----
Pro forma net tangible book value per share after this offering...         2.53
                                                                         ------
Dilution per share to new investors...............................       $14.47
                                                                         ======

   The following table sets forth, on a pro forma basis, as of December 31, 1998, the number of shares of common stock purchased from Extreme, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors, before deducting estimated underwriting discounts and commissions and offering expenses payable by Extreme:

                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price Per
                                 Number   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 40,852,510   85.4% $ 38,822,000   24.6%  $  .95
New investors.................  7,000,000   14.6   119,000,000   75.4    17.00
                               ----------  -----  ------------  -----
 Total........................ 47,852,510  100.0% $157,822,000  100.0%
                               ==========  =====  ============  =====

   The foregoing table assumes no exercise of the underwriters' over-allotment option. See "Underwriters." The foregoing table also assumes that no options have been or are exercised after December 31, 1998. As of December 31, 1998, there were outstanding options to purchase 3,710,328 shares of common stock at a weighted average exercise price of $2.55 per share and warrants to purchase 337,398 shares of common stock at a weighted average exercise price of $1.00 per share. If all of these options and warrants had been exercised on December 31, 1998, our net tangible book value as of December 31, 1998 would have been $130,909,000 or $2.52 per share, the increase in pro forma net tangible book value attributable to new investors would have been $2.23 per share and the dilution in net tangible book value to new investors would have been $14.48 per share. See "Management--Amended 1996 Stock Option Plan" and note 6 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Operating Results and Extreme's Consolidated Financial Statements and the Notes to Consolidated Financial Statements included elsewhere in this prospectus. The table below sets forth selected consolidated financial data for Extreme for, and as of the end of, each of the years in the two year period ended June 30, 1998 and the six-month periods ended December 31, 1997 and 1998. The selected consolidated financial data for fiscal 1997 and 1998 and the six-month period ended December 31, 1998, are derived from the consolidated financial statements of Extreme which were audited by Ernst & Young LLP. The financial data for the six-month period ended December 31, 1997 is derived from unaudited financial statements included elsewhere in this prospectus. In the opinion of management, such unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Extreme's operating results for the indicated periods. Operating results for the six months ended December 31, 1998 are not necessarily indicative of the results that may be expected for the full fiscal year.

                                                               Six Months
                                    Year Ended June 30,    Ended December 31,
                                    ---------------------  --------------------
                                      1997        1998       1997       1998
                                    ---------  ----------  ---------  ---------
                                     (in thousands, except per share data)
Consolidated statement of
 operations data:
Net revenue.......................  $     256  $   23,579  $   6,104  $  30,851
Cost of revenue...................        388      14,897      3,557     15,605
                                    ---------  ----------  ---------  ---------
Gross profit (loss)...............       (132)      8,682      2,547     15,246
Operating expenses:
  Research and development........      5,351      10,668      4,548      6,580
  Selling and marketing...........      1,554       9,601      3,450     10,203
  General and administrative......      1,023       2,372      1,040      2,700
  Amortization of deferred stock
   compensation...................        --           68          2         93
                                    ---------  ----------  ---------  ---------
    Total operating expenses......      7,928      22,709      9,040     19,576
                                    ---------  ----------  ---------  ---------
Operating loss....................     (8,060)    (14,027)    (6,493)    (4,330)
Interest expense..................        (79)       (326)       (83)      (201)
Interest and other income.........        216         417        109        295
                                    ---------  ----------  ---------  ---------
Loss before income taxes..........     (7,923)    (13,936)    (6,467)    (4,236)
Provision for income taxes........        --          --         --        (700)
                                    ---------  ----------  ---------  ---------
Net loss..........................  $  (7,923) $  (13,936) $  (6,467) $  (4,936)
                                    =========  ==========  =========  =========
Basic and diluted net loss per
 common share.....................  $   (4.51) $    (3.18) $   (1.84) $    (.72)
                                    =========  ==========  =========  =========
Weighted average shares
 outstanding used in computing
 basic and diluted net loss per
 share(1).........................      1,758       4,379      3,510      6,867
                                    =========  ==========  =========  =========
Pro forma basic and diluted net
 loss per share(1)................        --   $     (.44)       --   $    (.14)
                                    =========  ==========  =========  =========
Shares used in computing pro forma
 basic and diluted net loss per
 share(1).........................        --       31,701        --      35,929
                                    =========  ==========  =========  =========


                                                  As of June 30,     As of
                                                  --------------- December 31,
                                                   1997    1998       1998
                                                  ------- ------- ------------
                                                         (in thousands)
Consolidated balance sheet data:
Cash and cash equivalents........................ $10,047 $ 9,510   $ 5,792
Working capital..................................   8,251  13,796     9,284
Total assets.....................................  11,942  33,731    27,622
Long-term debt and capital lease obligations due
 after one year..................................     502   2,634     2,719
Total stockholders' equity.......................   9,305  15,869    11,740

--------
(1) See note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used to compute basic and diluted net loss per share.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING
                                    RESULTS

   The following commentary should be read in conjunction with the Consolidated Financial Statements and the related notes contained elsewhere in this prospectus.

Overview

   From our inception in May 1996 through September 1997, our operating activities related primarily to developing a research and development organization, testing prototype designs, building an ASIC design infrastructure, commencing the staffing of our marketing, sales and field service and technical support organizations, and establishing relationships with resellers and OEMs. We commenced volume shipments of our Summit1 and Summit2, the initial products in our Summit stackable product family, in October 1997, and we began shipping our BlackDiamond modular product family in September 1998. Since inception, we have incurred significant losses and as of December 31, 1998, we had an accumulated deficit of $26.8 million. See "Risk Factors--Extreme Has a History of Losses, Expects Future Losses and Cannot Assure You that It Will Achieve Profitability."

   Our revenue is derived primarily from sales of our Summit and BlackDiamond product families and fees for services relating to our products, including maintenance and training. In fiscal 1998, sales to 3Com and Compaq accounted for 25% and 21% of our net revenue, respectively, and in the six-month period ended December 31, 1998, Compaq and Hitachi Cable accounted for 17% and 11% of our net revenue, respectively. Compaq is an OEM and an end-user customer. The level of sales to any customer may vary from period to period; however, we expect that significant customer concentration will continue for the foreseeable future. See "Risk Factors--If a Key Reseller, OEM or Other Significant Customer Cancels or Delays a Large Purchase, Extreme's Revenues May Decline and the Price of Its Stock May Fall."

   We market and sell our products primarily through resellers and, to a lesser extent, OEMs and our field sales organization. We sell our products through more than 100 resellers in 39 countries. In the six-month period ended December 31, 1998, sales to customers outside of North America accounted for approximately 56% of our net revenue. Currently, all of our international sales are denominated in U.S. dollars. We generally recognize product revenue at the time of shipment, unless we have future obligations for installation or have to obtain customer acceptance, in which case revenue is deferred until such obligations have been satisfied. We have established a program which, under specified conditions, enables third party resellers to return products to us. The amount of potential product returns is estimated and provided for in the period of the sale. Service revenue is recognized ratably over the term of the contract period, which is typically 12 months.

   We expect to experience rapid erosion of average selling prices of our products due to a number of factors, including competitive pricing pressures and rapid technological change. Our gross margins will be affected by such declines and by fluctuations in manufacturing volumes, component costs and the mix of product configurations sold. In addition, our gross margins may fluctuate due to the mix of distribution channels through which our products are sold, including the potential effects of our development of a two-tier distribution channel. We generally realize higher gross margins on sales to resellers than on sales through our OEMs. Any significant decline in sales to our OEMs or resellers, or the loss of any of our OEMs or resellers could materially adversely affect our business, operating results and financial condition. In addition, the introduction of new products can cause product transitions and result in excess or obsolete inventories. Any excess or obsolete inventories may also reduce our gross margins.

   We outsource the majority of our manufacturing and supply chain management operations, and we conduct quality assurance, manufacturing engineering, documentation control and repairs at our facility in Santa Clara, California. Accordingly, a significant portion of our cost of revenue consists of payments to our contract manufacturers, Flextronics and MCMS. We expect to realize lower per unit product costs as a result of volume efficiencies. However, we cannot assure you when or if such price reductions will occur. The failure to obtain such price reductions could materially adversely affect our gross margins and operating results.

   Research and development expenses consist principally of salaries and related personnel expenses, consultant fees and prototype expenses related to the design, development, testing and enhancement of our ASICs and software. We expense all research and development expenses as incurred. We believe that continued investment in research and development is critical to attaining our strategic product and cost-reduction objectives and, as a result, we expect these expenses to increase in absolute dollars in the future.

   Selling and marketing expenses consist of salaries, commissions and related expenses for personnel engaged in marketing, sales and field service support functions, as well as trade shows and promotional expenses. We intend to pursue selling and marketing campaigns aggressively and therefore expect these expenses to increase significantly in absolute dollars in the future. In addition, we expect to substantially expand our field sales operations to support and develop leads for our resellers, which would also result in an increase in selling and marketing expenses.

   General and administrative expenses consist primarily of salaries and related expenses for executive, finance and administrative personnel, recruiting expenses, professional fees and other general corporate expenses. We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and operation as a public company.

   During the year ended June 30, 1998, in connection with the grant of certain stock options to employees, Extreme recorded deferred stock compensation of $437,000 representing the difference between the exercise price and the deemed fair value of Extreme's common stock on the date such stock options were granted. Such amount is included as a reduction of stockholders' equity and is being amortized by charges to operations on a graded vesting method. Extreme recorded amortization of deferred stock compensation expense of approximately $68,000 and $93,000 for the year ended June 30, 1998 and the six-month period ended December 31, 1998, respectively. At December 31, 1998, Extreme had a total of approximately $276,000 remaining to be amortized over the corresponding vesting period of each respective option, generally four years. The amortization expense relates to options awarded to employees in all operating expense categories. This amount has not been separately allocated to these categories.

   Despite growing revenues, we have not been profitable and expect to continue to incur net losses. Our net losses have not decreased proportionately with the increase in our revenue primarily because of increased expenses relating to our growth in operations. Because of the lengthy sales cycle of our products, there is often a significant delay between the time we incur expenses and the time we realize the related revenue. See "Risk Factors--The Sales Cycle for Extreme's Products is Long and Extreme May Incur Substantial Non-Recoverable Expenses or Devote Significant Resources to Sales that Do Not Occur When Anticipated." In addition, we moved to a 77,000 square foot facility located in Santa Clara, California in March 1999. The rent for this new facility will be significantly greater than our rent obligations for our prior facility. To the extent that future revenues do not increase significantly in the same periods in which operating expenses increase, our operating results would be adversely affected. See "Risk Factors--A Number of Factors Could Cause Extreme's Quarterly Financial Results to Be Worse Than Expected, Resulting in a Decline in Its Stock Price."

Quarterly Results of Operations

   The following tables present unaudited quarterly results, in dollars and as a percentage of net revenue, for the six quarters ended December 31, 1998. We believe this information reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results for any future period.

                                              Quarter Ended
                         ---------------------------------------------------------------
                         Sept. 30,  Dec. 31,   Mar. 31,   June 30,   Sept. 30,  Dec. 31,
                           1997       1997       1998       1998       1998       1998
                         ---------  --------   --------   --------   ---------  --------
                                             (in thousands)
Net revenue.............  $   593   $ 5,511    $ 7,335    $10,140     $12,892   $17,959
Cost of revenue.........      545     3,012      5,490      5,850       6,536     9,069
                          -------   -------    -------    -------     -------   -------
Gross profit............       48     2,499      1,845      4,290       6,356     8,890
Operating expenses:
  Research and develop-
   ment.................    2,877     1,671      2,752      3,368       3,537     3,043
  Selling and market-
   ing..................    1,475     1,975      2,457      3,694       4,762     5,441
  General and adminis-
   trative..............      465       575        655        677       1,166     1,534
  Amortization of de-
   ferred stock compen-
   sation...............      --          2         15         51          48        45
                          -------   -------    -------    -------     -------   -------
    Total operating
     expenses...........    4,817     4,223      5,879      7,790       9,512    10,063
                          -------   -------    -------    -------     -------   -------
Operating loss..........   (4,769)   (1,724)    (4,034)    (3,500)     (3,157)   (1,173)
Interest expense........      (32)      (51)      (111)      (132)       (105)      (96)
Interest and other in-
 come...................       77        32        136        172         280        15
                          -------   -------    -------    -------     -------   -------
Loss before income tax-
 es.....................   (4,724)   (1,743)    (4,009)    (3,460)     (2,982)   (1,254)
Provision for income
 taxes..................      --        --         --         --          --       (700)
                          -------   -------    -------    -------     -------   -------
Net loss................  $(4,724)  $(1,743)   $(4,009)   $(3,460)    $(2,982)  $(1,954)
                          =======   =======    =======    =======     =======   =======
                                     As a Percentage of Net Revenue
                         ---------------------------------------------------------------
                         Sept. 30,  Dec. 31,   Mar. 31,   June 30,   Sept. 30,  Dec. 31,
                           1997       1997       1998       1998       1998       1998
                         ---------  --------   --------   --------   ---------  --------
Net revenue.............    100.0%    100.0%     100.0%     100.0%      100.0%    100.0%
Cost of revenue.........     91.9      54.7       74.8       57.7        50.7      50.5
                          -------   -------    -------    -------     -------   -------
Gross profit............      8.1      45.3       25.2       42.3        49.3      49.5
Operating expenses:
  Research and develop-
   ment.................    485.2      30.3       37.5       33.2        27.4      16.9
  Selling and market-
   ing..................    248.7      35.8       33.5       36.4        36.9      30.3
  General and adminis-
   trative..............     78.4      10.4        8.9        6.7         9.0       8.5
  Amortization of de-
   ferred stock compen-
   sation...............      --        --          .2         .5          .4        .3
                          -------   -------    -------    -------     -------   -------
    Total operating
     expenses...........    812.3      76.6       80.1       76.8        73.8      56.0
                          -------   -------    -------    -------     -------   -------
Operating loss..........   (804.2)    (31.3)     (55.0)     (34.5)      (24.5)     (6.5)
Interest expense........     (5.4)      (.9)      (1.5)      (1.3)        (.8)      (.5)
Interest and other in-
 come...................     13.0        .6        1.9        1.7         2.2        .1
Loss before income tax-
 es.....................      --        --         --         --          --       (7.0)
Provision for income
 taxes..................      --        --         --         --          --       (3.9)
                          -------   -------    -------    -------     -------   -------
Net loss................   (796.6)%   (31.6)%    (54.7)%    (34.1)%     (23.1)%   (10.9)%
                          =======   =======    =======    =======     =======   =======

  Six Quarters Ended December 31, 1998

   Net revenue. Our net revenue increased in each of the six quarters ended December 31, 1998. The increase in net revenue in these periods reflected the introduction of our Summit stackable product family in October 1997, our introduction of additions to that product family, the introduction of our BlackDiamond modular product family in September 1998, significant growth of the enterprise LAN switching market, and the benefits of increased investment in our sales and marketing operations.

   Gross profit. Our gross profit increased in each of the six quarters ended December 31, 1998, except in the quarter ended March 31, 1998. The increases were primarily due to decreased unit manufacturing costs resulting from higher volumes, offset in part by mix fluctuations and competitive market pricing. The decrease in the March 31, 1998 quarter was primarily due to an increase in our warranty reserve in connection with the repair and replacement of products. In addition, the gross profit and gross margins were adversely impacted in the June 30, 1998 quarter due to a provision of approximately $900,000 that we recorded for purchase order commitments for components that exceeded our estimated requirements at the end of that quarter. This was due primarily to an engineering change in the Summit48 product and a reduced demand forecast from one of our customers. Management believes that historical trends are not necessarily indicative of future results.

   Research and development expenses. Our research and development expenses increased in absolute dollars in each of the six quarters ended December 31, 1998, except for the quarters ended December 31, 1997 and 1998. Personnel costs increased in each of the six quarters; however, prototype material expenses fluctuated from quarter to quarter primarily due to the timing of product and technology development and on the reimbursement by OEMs of non-recurring engineering costs, which was used to offset the related OEM product development costs. We believe that fluctuations due to changes in prototyping and materials costs will not be as significant as we introduce future products and product enhancements. Research and development expenses as a percentage of net revenue declined in each of our last three fiscal quarters due to substantial increases in our net revenue in each such quarter.

   Selling and marketing expenses. Selling and marketing expenses increased in each of the six quarters ended December 31, 1998. The increases were primarily due to expenses related to our product launches, the addition of sales personnel and increased commission expenses resulting from higher sales.

   General and administrative expenses. General and administrative expenses increased in each of the six quarters ended December 31, 1998, except for the quarter ended June 30, 1998 for which expenses remained flat compared to the preceding quarter. The increases primarily reflected the addition of finance, information technology, legal and administrative personnel.

   Provision for income taxes. We recorded a tax provision of $700,000 for the period ending December 31, 1998. The provision for income taxes consists primarily of foreign taxes, state income taxes and federal alternative minimum taxes. FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in all prior years, we have provided a full valuation allowance against our net deferred tax assets. We intend to evaluate the realizability of the deferred tax assets on a quarterly basis.

   A Number of Factors Could Cause Extreme's Quarterly Financial Results to Be Worse Than Expected, Resulting in a Decline in Its Stock Price

   We plan to significantly increase our operating expenses to expand our sales and marketing activities, broaden our customer support capabilities, develop new distribution channels, fund increased levels of research and development and build our operational infrastructure. We base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, any delay in generating or recognizing revenue could cause our quarterly operating results to be below the expectations of public market analysts or investors, which could cause the price of our common stock to fall.

   We may experience a delay in generating or recognizing revenue because of a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenue for that quarter and are generally cancelable at any time. Accordingly, we are dependent upon obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, the timing of product releases, purchase orders and product availability could result in significant product shipments at the end of a quarter. Failure to ship theses products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty.

   Our quarterly revenue and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors, including:

  . fluctuations in demand for our products and services, including seasonality, particularly in Asia;

  . unexpected product returns or the cancellation or rescheduling of significant orders;

  . our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions;

  .  announcements and new product introductions by our competitors;

  .  our ability to achieve required cost reductions;

  . our ability to obtain sufficient supplies of sole or limited sourced components for our products;

  .  unfavorable changes in the prices of the components we purchase;

  . our ability to attain and maintain production volumes and quality levels for our products;

  . the mix of products sold and the mix of distribution channels through which they are sold; and

  . costs relating to possible acquisitions and integration of technologies or businesses.

   Due to the foregoing factors, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance.

Results of Operations

   The following table sets forth, for the periods indicated, the percentage of net revenue represented by certain items reflected in our Consolidated Financial Statements:

                                                                Six Months
                                                                  Ended
                                       Year Ended June 30,     December 31,
                                       ----------------------  --------------
                                          1997        1998      1997    1998
                                       ----------   ---------  ------   -----
Net revenue...........................      100.0 %    100.0 %  100.0 % 100.0 %
Cost of revenue.......................      151.6       63.2     58.3    50.6
                                       ----------   --------   ------   -----
Gross profit (loss)...................      (51.6)      36.8     41.7    49.4
Operating expenses:
  Research and development............     2090.2       45.2     74.5    21.3
  Selling and marketing...............      607.0       40.7     56.5    33.1
  General and administrative..........      399.6       10.1     17.0     8.8
  Amortization of deferred stock com-
   pensation..........................        --          .3      --       .3
                                       ----------   --------   ------   -----
   Total operating expenses...........     3096.8       96.3    148.1    63.4
                                       ----------   --------   ------   -----
Operating loss........................    (3148.4)     (59.5)  (106.4)  (14.0)
Interest expense......................      (30.9)      (1.4)    (1.4)    (.7)
Interest and other income.............       84.4        1.8      1.8     1.0
                                       ----------   --------   ------   -----
Loss before income taxes..............    (3094.9)%    (59.1)% (106.0)% (14.0)%
Provision for income taxes............        --         --       --     (2.3)
                                       ----------   --------   ------   -----
Net loss..............................    (3094.9)%    (59.1)% (106.0)% (16.0)%
                                       ==========   ========   ======   =====

  Six Months Ended December 31, 1997 and 1998

   Net revenue. Net revenue increased from $6.1 million for the six-month period ended December 31, 1997 to $30.9 million for the six-month period ended December 31, 1998, an increase of $24.8 million. This increase resulted primarily from increased sales of our Summit stackable products and the introduction of our BlackDiamond modular product family in September 1998.

   North America sales increased from $1.2 million for the six-month period ended December 31, 1997 to $15.9 million for the six-month period ended December 31, 1998, an increase of $14.7 million. Sales outside North America increased from $4.9 million for the six-month period ended December 31, 1997 to $15.0 million for the six-month period ended December 31, 1998, an increase of $10.1 million. The overall increase in sales outside North America reflected the growth in demand for our Summit and BlackDiamond products and an increase in the number of resellers, offset in part by a decrease in OEM sales.

   Gross profit (loss). Gross profit increased from $2.5 million for the six-month period ended December 31, 1997 to $15.2 million for the six-month period ended December 31, 1998, an increase of $12.7 million. Gross margins increased from 41.7% for the six-month period ended December 31, 1997 to 49.4% for the six-month period ended December 31, 1998. The increase in gross margins resulted primarily from a shift in our channel mix from OEMs to resellers, reductions in component costs and improved manufacturing efficiencies, which were offset in part by lower average selling prices due to increased competition.

   Research and development expenses. Research and development expenses increased from $4.5 million for the six-month period ended December 31, 1997 to $6.6 million for the six-month period ended December 31, 1998, an increase of $2.1 million. The increase was primarily due to the hiring of additional engineers and an increase in depreciation charges due to increases in capital spending on design and simulation software and test equipment. For the six-month periods ended December 31, 1997 and 1998, research and development costs decreased as a percentage of net revenue from 74.5% to 21.3%. This percentage decrease was primarily the result of an increase in our net revenue.

   Selling and marketing expenses. Selling and marketing expenses increased from $3.5 million for the six-month period ended December 31, 1997 to $10.2 million for the six-month period ended December 31, 1998, an increase of $6.7 million. This increase was primarily due to the hiring of additional sales and customer support personnel, advertising and promotional campaigns in support of the introduction of our BlackDiamond modular product family in September 1998 and the establishment of new sales offices. For the six-month periods ended December 31, 1997 and 1998, selling and marketing expenses decreased as a percentage of net revenue from 56.5% to 33.1%. This percentage decrease was primarily the result of an increase in our net revenue.

   General and administrative expenses. General and administrative expenses increased from $1.0 million for the six-month period ended December 31, 1997 to $2.7 million for the six-month period ended December 31, 1998, an increase of $1.7 million. This increase was due primarily to the hiring of additional finance, information technology and legal and administrative personnel, and increased spending on information systems. For the six-month periods ended December 31, 1997 and 1998, general and administrative expenses decreased as a percentage of net revenue from 17.0% to 8.8%. This percentage decrease was primarily the result of an increase in our net revenue.

   Provision for income taxes. We incurred significant operating losses for all periods from inception through December 31, 1998. We have recorded a valuation allowance for the full amount of our net deferred tax assets as the future realization of the tax benefit is not sufficiently assured.

  Fiscal 1997 Compared with Fiscal 1998

   Net revenue. Net revenue increased from $256,000 for fiscal 1997 to $23.6 million for fiscal 1998, an increase of $23.3 million. The increase in net revenue for fiscal 1998 reflected the commencement of shipments by our OEMs in the quarter ending September 30, 1997 and the introduction of our Summit stackable product family in the quarter ending December 31, 1997. Net revenue for fiscal 1997 was negligible as we were in the start-up stage of development.

   Gross profit (loss). Gross profit increased from a loss of ($132,000) for fiscal 1997 to a profit of $8.7 million for fiscal 1998, an increase of $8.8 million. Gross margins increased from (51.6%) for fiscal 1997 to 36.8% for fiscal 1998. The increase resulted from a shift from primarily research and development activities to production and sales of our products.

   Research and development expenses. Research and development expenses increased from $5.4 million for fiscal 1997 to $10.7 million for fiscal 1998, an increase of $5.3 million. The increase resulted primarily from the hiring of additional engineers and an increase in prototype material expenses for new product development. For fiscal 1997 and 1998, research and development expenses decreased as a percentage of net revenue from 2090.2% to 45.2%. This percentage decrease was primarily the result of an increase in our net revenue.

   Selling and marketing expenses. Selling and marketing expenses increased from $1.6 million for fiscal 1997 to $9.6 million for fiscal 1998, an increase of $8.0 million. This increase was primarily due to the hiring of additional sales and customer support personnel, advertising and promotional campaigns in support of the introduction of our Summit stackable product family and the establishment of new sales offices. For fiscal 1997 and 1998, selling and marketing expenses decreased as a percentage of net revenue from 607.0% to 40.7%. This percentage decrease was primarily the result of an increase in our net revenue.

   General and administrative expenses. General and administrative expenses increased from $1.0 million for fiscal 1997 to $2.4 million for fiscal 1998, an increase of $1.4 million. This increase reflected primarily additional finance, information technology and legal and administrative personnel, and increased spending on our information systems. For fiscal 1997 and 1998, general and administrative expenses decreased as a percentage of net revenue from 399.6% to 10.1%. This percentage decrease was primarily the result of an increase in our net revenue.

Liquidity and Capital Resources

   Since inception, we have financed our operations and capital expenditures primarily through the sale of preferred stock and capital lease and other debt financing. Cash used in operations for the six-month periods ended December 31, 1997 and 1998 were $8.6 million and $6.6 million, respectively. As of December 31, 1998, we had $12.6 million in cash, cash equivalents and short-term investments. We expect that accounts receivable will continue to increase to the extent our revenues continue to rise. Any such increase can be expected to reduce cash, cash equivalents and short-term investments.

   We have a revolving line of credit for $5.0 million with Silicon Valley Bank. Borrowings under this line of credit bear interest at the bank's prime rate. As of December 31, 1998, there were no outstanding borrowings under this line of credit. We also have a capital equipment line with Silicon Valley Bank for $4.0 million. Borrowings under this capital equipment line bear interest at the bank's prime rate. This agreement requires that we maintain certain financial ratios and levels of tangible net worth, profitability and liquidity. As of December 31, 1998, borrowings under this capital equipment line were approximately $900,000. In addition, we have a $5.0 million subordinated loan and security agreement with Comdisco, Inc. Borrowings under this loan bear interest at a rate of 9.75% per annum and are secured by all of our tangible assets. As of December 31, 1998, borrowings under this loan were $2.0 million.

   Capital expenditures were $2.3 million for the six months ended December 31, 1998 and $922,000 for the six months ended December 31, 1997. We expect capital expenditures to increase in the second half of fiscal 1999 primarily due to costs of moving to a new facility and capital expenditures for information systems and manufacturing test fixtures.

   In February 1999, we agreed to lease a 77,000 square foot facility in Santa Clara, California. The related cost of this lease is expected to be approximately $120,000 per month. The lease has a term of 47 months.

   We require substantial capital to fund our business, particularly to finance inventories and accounts receivable and for capital expenditures. In order to build a sustainable business in the LAN switching market, the trend of using cash in our operations is expected to continue over the next several quarters. We are working toward a business model that will allow us to achieve profitability, which is necessary to generate cash from operations. Achieving this model will depend on many factors, including the rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of our products. As a result, we could be required to raise substantial additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to existing stockholders. If additional funds are raised through the issuance of debt securities, these securities would have rights, preferences and privileges senior to holders of common stock and the term of such debt could impose restrictions on our operations. We cannot assure you that such additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain such additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which would materially adversely affect our business, financial condition and operating results.

   We believe that the proceeds from this offering, our cash balances, and cash available from credit facilities and future operations will enable us to meet our working capital requirements for at least the next 12 months.

Year 2000 Readiness Disclosure

   Some computers, software, and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "year 2000 problem."

   Assessment. The year 2000 problem affects the computers, software and other equipment that we use, operate or maintain for our operations. Accordingly, we have organized a program team responsible for monitoring the assessment and remediation status of our year 2000 projects and reporting such status to our board of directors. This project team is currently assessing the potential effect and costs of remediating the year 2000 problem for our internal systems. To date, we have not obtained verification or validation from any independent third parties of our processes to assess and correct any of our year 2000 problems or the costs associated with these activities.

   Internal infrastructure. We believe that we have identified approximately 250 personal computers and servers, six software applications, including Microsoft Windows 95, Microsoft Office 97 and Outlook 98 and Microsoft Mail Server, and our enterprise resource planning system, and related equipment used in connection with our internal operations that will need to be evaluated to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. Upon completion of such evaluation, which we expect to occur by the end of April 1999, we expect to commence the process of modifying, upgrading, and replacing major systems that have been assessed as adversely affected, and expect to complete this process before the occurrence of any material disruption of our business.

   Systems other than information technology systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems, and other common devices, of which there are approximately 15, may be affected by the year 2000 problem. We are currently assessing the potential effect and costs of remediating the year 2000 problem on our office, equipment and our new facilities in Santa Clara, California.

   Products and software programs. We have tested and intend to continue to test all of our products and software programs for year 2000 problems. To date, we have been able to correct any problems with our products and software programs relating to year 2000 prior to releasing them to our customers. We currently do not expect any significant problems to arise with our products and software programs relating to the year 2000.

   We estimate the total cost to us of completing any required modifications, upgrades or replacements of our internal systems will not exceed $200,000, almost all of which we believe will be incurred during calendar 1999. This estimate is being monitored and we will revise it as additional information becomes available.

   Based on the activities described above, we do not believe that the year 2000 problem will have a material adverse effect on our business or operating results. In addition, we have not deferred any material information technology projects as a result of our year 2000 problem activities.

   Suppliers. We are checking the web sites of third-party suppliers of components used in the manufacture of our products to determine if these suppliers are certifying that the components they provide us are year 2000 compliant. To date, we believe all critical components that we obtain from third party suppliers are year 2000 compliant, except that Microsoft has not indicated that Windows 95 and its office mail programs are year 2000 compliant. We expect that we will be able to resolve any significant year 2000 problems with Microsoft and any other third-party suppliers of components; however, there can be no assurance that these suppliers will resolve any or all year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure of these third parties to timely resolve year 2000 problems with their systems could have a material adverse effect on our business, operating results and financial condition.

   Most likely consequences of year 2000 problems. We expect to identify and resolve all year 2000 problems that could materially adversely affect our business operations. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, no one can accurately predict how many year 2000 problem-related failures will occur or the severity, duration, or financial consequences of these perhaps inevitable failures. As a result, we believe that the following consequences are possible:

  . a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our customers that will divert management's time and attention and financial and human resources from ordinary business activities;

  . several business disputes and claims for pricing adjustments or penalties due to year 2000 problems by our customers, which we believe will be resolved in the ordinary course of business; and

  . a few serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

   Contingency plans. We are currently developing contingency plans to be implemented if our efforts to identify and correct year 2000 problems affecting our internal systems are not effective. We expect to complete our contingency plans by the end of June 1999. Depending on the systems affected, these plans could include:

  .  accelerated replacement of affected equipment or software;

  .  short to medium-term use of backup equipment and software;

  .  increased work hours for our personnel; and

  . use of contract personnel to correct on an accelerated schedule any year 2000 problems that arise or to provide manual workarounds for information systems.

   Our implementation of any of these contingency plans could have a material adverse effect on our business, operating results and financial condition.

   Disclaimer. The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance and the level of incremental costs associated therewith, could be adversely affected by, among other things, the availability and cost of programming and testing resources, third party suppliers' ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review.

                                   BUSINESS

Overview

   Extreme Networks is a leading provider of a next generation of switching solutions that meet the increasing needs of enterprise local area networks, or LANs. The key advantages of our LAN solutions are increased performance, the ability to easily grow, or "scale," in size as customer needs change, flexible allocation of LAN resources, ease of use and lower cost of ownership. These advantages are obtained through the use of custom semiconductors, known as ASICs, in our products and through hardware and software designs that are common and uniform across our product line. The routing of network traffic, a function referred to as Layer 3 switching, is done primarily with ASICs in our products, and consequently, is faster than the software implementations used in many competing products. Traditional Layer 3 products rely primarily on software which can slow traffic speeds below those which could otherwise be achieved and result in message packets being lost when LAN traffic is high. Our products incorporate an ASIC-based, wire-speed architecture and are designed to avoid the loss of message packets in the switch, or "non-blocking." As a result, our products are less expensive than software-based routers, yet offer improved performance throughout the enterprise LAN from the network core to the desktop. The Dell'Oro Group, a research and consulting firm, estimates in an independently prepared market report dated March 1999, that the market for Layer 3 switching totaled $637 million in 1998 and is expected to increase to approximately $3.4 billion in 2001.

Industry Background

   Businesses and other organizations have become increasingly dependent on LANs as their central communications infrastructure to provide connectivity for internal and external communications. New mission-critical computing applications, such as enterprise resource planning, large enterprise databases and sophisticated on-line connections with vendors, as well as the increased use of traditional applications, such as e-mail, require significant information technology resources. The emergence of the desktop browser as a user interface has enabled bandwidth-intensive applications that contain voice, video and graphics to be used extensively through intranets and externally through extranets. These new applications, combined with the growth in business-to-business e-commerce and other on-line transactions are further burdening the enterprise LAN infrastructure.

   LANs have traditionally been designed for client/server applications, where network traffic patterns were predictable and traffic loads are relatively stable. In this environment, the majority of traffic remained within a given workgroup, with only a small percentage traveling across the high traffic portion of a LAN which interconnects all or a large part of the LAN. The increased use of data-intensive, mission-critical applications, the widespread implementations of intranets and extranets, and the ubiquity of Internet technologies have created unpredictable traffic patterns, and unpredictable traffic loads within the LAN. In addition, as users utilize the desktop browser and Internet technologies to access significant amounts of information from servers located inside and outside of the organization, a much higher percentage of traffic crosses the enterprise LAN backbone. For example, an employee can make a simple request that may require data to be downloaded and analyzed from multiple data warehouses outside his or her local workgroup, resulting in increased traffic across the LAN. Similarly, multiple users could request a multimedia presentation from a company intranet or from the Internet consuming tremendous amounts of network capacity. Either of these situations could result in users overwhelming a company's enterprise LAN unknowingly. As a result, the increased traffic, bandwidth-intensive applications and unpredictable traffic patterns are straining traditional LAN environments and reducing the performance of mission-critical applications.

  Today's LAN Environment

   Early LANs supported limited numbers of users and used a variety of protocols to organize the transmission of data, including Ethernet, Token Ring or AppleTalk technologies. As the number of users and the amount of traffic on a network grew, network performance began to decline. In this shared environment, each desktop received and was burdened by the communication of every other desktop. The need to improve network performance was initially addressed by adding network devices known as bridges or hubs that separated the entire LAN into smaller workgroups. This arrangement was effective in supporting the traditional client/server environment where the majority of traffic remained within the workgroup. As applications became more bandwidth-intensive and users increasingly communicated outside of their workgroup, bridges and hubs were unable to process this traffic effectively. To mitigate this problem, Layer 2 switches were developed to provide a dedicated link for each desktop and eliminate the unnecessary flow of information to every desktop. In addition to the evolution of new devices, the need for increased backbone speeds led to the development of new and faster technologies such as FDDI, Fast Ethernet and ATM. However, each of these technologies employs different protocols, further complicating the LAN by requiring software-based routers that use expensive CPUs and software tables to route this multi-protocol traffic. Today, it is not uncommon to find multiple protocols and devices across the four basic areas of the network:

  .  the desktop, which connects end users;

  .  the segment, which interconnects networking devices;

  .  the server, which connects servers to the network; and

  . the network core, which consists of the enterprise backbone that interconnects LAN segments.

   The following diagram illustrates an example of the architecture of today's
LAN:

                     [Diagram of today's LAN architecture]

   As the diagram illustrates, today's enterprise LAN architecture consists of a complex patchwork of solutions based on different technologies and devices. Incorporating devices with different hardware, software and management architectures that utilize multiple technologies can limit performance and scalability. Such complex networks cannot effectively scale with traffic growth and require frequent upgrades which are cumbersome and expensive to implement. All of these factors require significant IT resources and personnel to keep enterprise networks functioning properly. To be effective in this demanding environment, today's LANs must be scalable in order to handle increases in traffic, new bandwidth-intensive applications and overall growth of networks without major changes or deterioration of performance. An enterprise LAN must be scalable in the following four dimensions:

   Speed. Speed refers to the number of bits per second that can be transmitted across the network. Today's LAN applications increasingly require speeds of up to 100 Mbps to the desktop. Hence, the backbone and server connections that aggregate traffic from desktops require speeds well in excess of 100 Mbps. Wire speed refers to the ability of a network device to process an incoming data stream at the highest possible rate without loss of packets. Wire speed routing refers to the ability to perform Layer 3 routing at the maximum possible rate.

   Bandwidth. Bandwidth refers to the volume of traffic that a network or a network device can handle before traffic is "blocked," or unable to get through without interruption. When traffic was more predictable, the amount of traffic across a network link or through a network device grew basically in line with the number of users on the LAN. With today's data-intensive applications accessed in random patterns from within and outside of the LAN, users can spike traffic unpredictably, consuming significant bandwidth to the detriment of other users.

   Network size. Network size refers to the number of users and servers that are connected to a LAN. Today's enterprise LANs must be capable of connecting and supporting up to thousands, and even tens of thousands, of users and servers while providing performance and reliable connectivity.

   Quality of service. Quality of service refers to the ability to control the delivery of traffic based upon its level of importance. Mission-critical enterprise and delay-sensitive multimedia applications require specific performance minimums, while traffic such as general e-mail and Internet surfing may not be as critical. In addition to basic standards-based prioritization of traffic according to importance, true end-to-end quality of service would allocate bandwidth to specified applications.

  Opportunity for Next Generation Switching Solutions

   The emergence of several technology trends is enabling a new generation of networking equipment that can meet the four scalability dimensions of today's enterprise LANs by accommodating new unpredictable traffic patterns and bandwidth-intensive, mission-critical applications. First, while many new and different technologies have been deployed in existing LANs, Ethernet has become the predominant LAN technology, with over 95% of the market in 1998 and total shipments of over 350 million ports from 1991 to 1998, according to the Dell'Oro Group. Ethernet has evolved from the original 10 Mbps Ethernet to 100 Mbps Fast Ethernet and, in 1998, to 1,000 Mbps Gigabit Ethernet. Gigabit Ethernet represents a viable enterprise LAN backbone protocol, enabling
100 Mbps Fast Ethernet connections to the desktop to be aggregated for LAN backbone transport across the network core. Second, growth of the Internet and the subsequent development of applications based on Internet technologies have increased the use of the Internet Protocol. Dataquest, a private research firm, forecasts in an independently prepared 1997 market report that the Internet Protocol will be the dominant protocol in 83% of enterprise LANs in 1999.

   With the wide acceptance of Ethernet and Internet Protocol-based technologies, the need to support a multi-protocol environment is diminished. As a result, the simplified routing functionality can be embedded in application specific integrated circuits, or ASICs, instead of in the software and CPUs used in multi-protocol software-based routers. The resulting device, called a Layer 3 switch, functions as a less expensive and significantly faster hardware-based router. The Dell'Oro Group, a research and consulting firm, estimates in an independently prepared March 1999 market report, that the market for Layer 3 switching totaled $637 million in 1998 and is expected to increase to approximately $3.4 billion in 2001. Layer 3 switches can operate at gigabit speeds and, as hardware routers, can support large networks. However, most Layer 3 switches still block traffic in high utilization scenarios and can only support standards-based traffic prioritization quality of service. While Layer 3 switching dramatically increases LAN performance, many of today's offerings fail to realize the potential of this technology because of the use of inconsistent hardware, software and management architectures.

   To effectively address the needs of today's enterprise LANs, enterprises need a solution that is easy to use and implement and can scale in terms of speed, bandwidth, network size and quality of service. Layer 3 switching represents the next critical step in addressing these requirements. However, enterprises need a Layer 3 solution that provides sufficient bandwidth to support unpredictable traffic spikes without impacting all other users connected to the LAN. In addition, enterprises require a quality of service solution that supports industry-standard prioritization and enables network administrators to offer quality of service that maps business processes and network policies. Finally, to simplify their LANs, enterprises need a family of interoperable devices that utilize a consistent hardware, software and management architecture. Through an integrated family of products, network managers can effectively deploy the solution at any point in the network and follow a migration path to a network implemented with a consistent architecture from end-to-end.

The Extreme Networks Solution

   Extreme provides end-to-end LAN switching solutions that meet the requirements of enterprise LANs by providing increased performance, scalability, policy-based quality of service, ease of use and lower cost of ownership. Our products share a common ASIC, software and network management architecture that enables both Layer 2 switching and Layer 3 routing at wire speed in each of the desktop, segment, server and core areas of the LAN. Because our products are based on industry standard routing and network management protocols, they are interoperable with existing LAN infrastructures. We offer policy-based quality of service that controls the delivery of network traffic according to pre-set policies that specify priority and bandwidth limits. All of our switches include integrated web server software that allows the switch to be managed from any browser-equipped desktop. In addition, our Java-based enterprise management software utilizes integrated web server software that allows simplified management from any locally connected computer, or remotely over the Internet.

   The key benefits of Extreme's solutions are:

   High performance. Our products provide 1,000 Mbps Gigabit Ethernet to the network core and Fast Ethernet to the desktops, segments and servers, together with the non-blocking, wire-speed routing of our ASIC-based Layer 3 switching. Using our products, customers can achieve forwarding rates that are up to 100 times faster than with software-based routers.

   Ease of use and implementation. Our products share a common ASIC, software and network management architecture and offer consistent features for each of the key areas of the LAN. Our standard-based products can be integrated into and installed within existing networks. Customers can upgrade any area of their LANs with Extreme products without needing additional training. ExtremeWare software simplifies the management of LANs by enabling customers to manage any of our products remotely through a browser interface.

   Scalability. Our solutions offer customers the speed and bandwidth they need today with the capability to scale their LANs to support demanding applications in the future without the burden of additional training or software or system complexity. Customers who purchase our products for Layer 2 applications can upgrade them at any time to Layer 3 because Layer 3 capability is built into our ASICs. ExtremeWare Enterprise Manager software simplifies software upgrades by allowing the network manager to upgrade all Extreme switches simultaneously.

   Quality of service. Extreme's policy-based quality of service enables customers to prioritize mission-critical applications by providing industry-leading tools for allocating network resources to specific applications. With our policy-based quality of service, customers can use a web-based interface to identify and control the delivery of traffic from specific applications in accordance with specific policies that are set by the customer. The quality of service functionality of our ASICs allows our policy-based quality of service to be performed at wire speed. In addition to providing priority, customers can allocate specified amounts of bandwidth to specific applications or users.

   Lower cost of ownership. Our products are less expensive than software-based routers, yet offer higher routing performance throughout the enterprise LAN. Because they share a common hardware, software and management architecture--whether deployed at the desktop, segment, server or core areas of the LAN--we believe our products can substantially reduce the cost and complexity of network management and administration. This uniform architecture creates a simpler LAN infrastructure which leverages the knowledge and resources businesses have invested in Ethernet and the Internet Protocol, thereby requiring fewer resources and less time to maintain.

The Extreme Networks Strategy

   Extreme's objective is to be the leading supplier of end-to-end enterprise LAN solutions. The key elements of our strategy include:

   Provide easy to use, high-performance, cost-effective LAN solutions. We offer customers easy to use, powerful, cost-effective LAN solutions that meet the specific demands of desktop, segment, server and core switching environments. Our products provide customers with 1,000 Mbps Gigabit Ethernet and the wire speed, non-blocking routing capabilities of ASIC-based Layer 3 switching. We intend to capitalize on our expertise in Ethernet, IP and switching technologies to develop new products based on our common architecture that meet the future requirements of the enterprise LAN. These products will offer higher performance with more advanced functionality and features while continuing to reduce total cost of ownership for our customers.

   Expand penetration of enterprise LANs. We are focused on product sales to new customers and on extending our product penetration within existing customers' LANs. We have designed our products to be the best-of-breed in each of desktop, segment, server and core areas of the enterprise LAN. Once a customer buys our products for one area of the LAN, our strategy is to then offer that customer products for other areas. As additional products are purchased, a customer obtains the increased benefits of our end-to-end solution by simplifying their networks, extending policy-based quality of service and reducing costs of ownership while increasing performance.

   Extend switching technology leadership. Our technological leadership is based on our custom ASICs and software and includes our wire-speed, Layer 3 switching, policy-based quality of service, routing protocols and ExtremeWare software. We intend to invest our engineering resources in ASIC and software development and provide leading edge technologies to increase the performance and functionality of our products. We also intend to maintain our active role in industry standards committees such as IEEE and IETF.

   Leverage and expand multiple distribution channels. We distribute our products primarily through resellers and selected OEMs and through our field sales team. To quickly reach a broad, worldwide audience, we have more than 100 resellers in 39 countries, including regional networking system resellers, network integrators and wholesale distributors, and have established relationships with select OEMs. We maintain a field sales force primarily to support our resellers and to focus on select strategic and large accounts such as Compaq, NTT and MSNBC. We intend to increase the size of our reseller programs and are developing two tier distribution channels in some regions. To complement and support our domestic and international reseller and OEM channels, we expect to increase our worldwide field sales force.

   Provide high-quality customer service and support. We seek to enhance customer satisfaction and build customer loyalty through the quality of our service and support. We offer a wide range of standard support programs that include emergency telephone support 24 hours a day, seven days a week and advanced replacement of products. In addition, we have designed our products to allow easy service and administration. For example, we can access all of our switches remotely through a standard web browser to configure, troubleshoot and help maintain our products. We intend to continue to enhance the ease of use of our products and invest in additional support services by increasing staffing and adding new programs for our OEMs and resellers. In addition, we also are committed to providing customer-driven product functionality through feedback from key prospects, consultants, channel and OEM partners and customer surveys.

Products

   Extreme provides end-to-end LAN switching solutions that meet the requirements of enterprise LANs by providing increased performance, scalability, policy-based quality of service, ease of use and lower cost of ownership. Our Summit and BlackDiamond switches share a common ASIC, software and management architecture that facilitates a relatively short product design and development cycle, thereby reducing the time-to-market for new products and features. This common architecture enables customers to build an end-to-end enterprise LAN switching solution that has consistent functionality, performance and management to each of the desktop, segment, server and core areas of the LAN. The common architecture and end-to-end functionality of our products also reduces the cost and complexity of network administration and management.

   Our products include two browser-based software application suites, ExtremeWare and ExtremeWare Enterprise Manager, that enable simple and efficient switch management and configuration. ExtremeWare is a standards-based software suite that delivers policy-based quality of service and enables interoperability with legacy switches and routers. ExtremeWare Enterprise Manager is an application suite that enables remote configuration and management of multiple switches from a single network station.

   Our product families address switching in the desktop, segment, server and core areas of the LAN. The following table identifies our principal hardware products:

   Product name
   and date of     Area of the                               Forwarding speed       Per port
  first shipment  Enterprise LAN       Configuration       (packets per second) list price range
-------------------------------------------------------------------------------------------------
 The Summit Stackable product family
-------------------------------------------------------------------------------------------------
 Summit1               core      8 Gigabit Ethernet ports      11.9 million     $2,250 to $3,750
  October 1997
-------------------------------------------------------------------------------------------------

 Summit4              server     16 10/100 Mbps                11.3 million     Ethernet:
  March 1998                     Ethernet ports                                 $625
                                                                                Gigabit Ethernet:
                                 6 Gigabit Ethernet ports                       $2,500

-------------------------------------------------------------------------------------------------

 Summit48            desktop     48 10/100 Mbps                10.1 million     Ethernet:
  April 1998                     Ethernet ports                                 $115 to $146
                                                                                Gigabit Ethernet:
                                 2 Gigabit Ethernet ports                       $1,250 to $2,500
-------------------------------------------------------------------------------------------------

 Summit24            desktop     24 10/100 Mbps                5.1 million      Ethernet:
  November 1998                  Ethernet ports                                 $177 to $292
                                                                                Gigabit Ethernet:
                                 1 Gigabit Ethernet port                        $1,250 to $2,500
-------------------------------------------------------------------------------------------------

 Summit Virtual        core      Up to 64 Gbps of           up to 48.0 million  $1,125
  Chassis                        bandwidth
  July 1998
                                 8 SummitLink Channels
-------------------------------------------------------------------------------------------------
 The BlackDiamond Modular Chassis
-------------------------------------------------------------------------------------------------

 BlackDiamond          core      Up to 256 10/100 Mbps         48.0 million     Ethernet:
  Chassis            segment     Ethernet ports or 48                           $402 to
  September           server     Gigabit Ethernet ports in                      $1,333
  1998               desktop     one chassis                                    Gigabit Ethernet:
                                                                                $2,475 to
                                 10 slots to accommodate                        $11,245
                                 a variety of connectivity
                                 and up to 2 management
                                 modules

  Desktop Switches

   The enterprise desktop is the portion of the network where individual end-user workstations are connected to a hub or switch. Traditionally, a discrete group of desktop users, or a workgroup, shared a single hub, which connected their workgroup to the rest of the network. In this shared environment, each desktop in the workgroup receives and is burdened by the communication of every other desktop in the workgroup. This topology is effective so long as the majority of traffic remains within the workgroup. As applications have become more bandwidth intensive and as user traffic has migrated outside the workgroup via the Internet or an intranet or extranet, however, the hubs are unable to effectively process this traffic, resulting in diminished desktop performance. Replacing the hub with a Layer 3 switch alleviates this problem by providing a dedicated link for each desktop and eliminating unnecessary broadcasts of information to every desktop in the workgroup. Enterprise desktop switching provides the desktop with features typically found only at the network core, such as redundancy, greater speed and the ability to aggregate multiple switch ports into a single high-bandwidth connection.

   We became an industry leader in Layer 3 switching for the desktop with the introduction of our Summit48 and Summit24 desktop switching products. The Summit48 addresses high-density enterprise desktop connections. This switch features a non-blocking architecture to avoid the loss of data packets. The Summit24, with half the number of ports of the Summit48, is targeted at local wiring closets with moderately dense desktop connections.

  Segment Switches

   Enterprise segment switching involves the switching among workgroups of multiple network desktops. While enterprise segment switching faces the same challenges as desktop switching, it must also address increased congestion from traffic generated by hubs and other devices that enterprises use to connect multiple desktop computers. Our primary product for enterprise segment switching is the chassis-based BlackDiamond. The BlackDiamond chassis addresses the needs of enterprises that interconnect high-density 10/100 Mbps segments. It can also be equipped with switched Gigabit Ethernet connectivity modules to provide high-speed uplinks to servers and switches in the network core.

  Server Switches

   Servers run the applications and store the data needed by all network end-users. In a traditional LAN, most of the network resources needed by any given desktop user, such as printer servers, file servers or database servers, are on the same workgroup segment as the desktop user. The traditional network architecture has been shifting toward more centralized server clusters, or server farms, which require the physical deployment of multiple servers in a single central data center. This new architecture is easier to manage and can be configured in a redundant fashion, thereby reducing the risk of system failure. Additionally, remote offices and telecommuters can access the same server-based data as desktop users, increasing the flexibility of the network to support users wherever they may be located.

   As more people access the network and as server requests increasingly involve more bandwidth-intensive applications, network traffic to and from servers has increased dramatically, causing bandwidth to be consumed by traffic. Servers also communicate with each other, creating a high volume of server-to-server traffic within the server farm. Recent technology developments allow enterprises to install network interface cards that enable connections using Gigabit Ethernet or the aggregation of multiple 100 Mbps ports on a single card. This development increases the communication speed of the servers. In turn, these servers have created the need for switches that can support their higher server-to-server and server-to-end-user communications speeds. Our Summit4 product addresses server switching constraints by providing switched Gigabit Ethernet and multiple 100 Mbps links to the servers, thereby delivering sufficient bandwidth between servers and to clients on attached segments. The BlackDiamond may also be configured to address the needs of a server switching environment that requires higher port density and modular configuration flexibility.

  Core Switches

   The network core is the most critical point in the network, as it is where the majority of network traffic, including desktop, segment and server traffic, converges. Network core switching involves switching traffic from the desktops, segments and servers within the network. Because of the high-traffic nature of the network core, wire-speed Layer 3 switching, scalability, a non-blocking hardware architecture, fault-tolerant mission-critical features, redundancy, link aggregation, the ability to support a variety of high-density "speeds and feeds" and the ability to accommodate an increasing number of high-capacity backbone connections are critical in core switching. Our network core products satisfy these criteria and include the BlackDiamond, the Summit1 and the Summit Virtual Chassis.

   The BlackDiamond switch includes the fault-tolerant features associated with mission-critical enterprise-class Layer 3 switching, including redundant system management and switch fabric modules, hot-swappable modules and chassis components, load-sharing power supplies and management modules, up to four 10 Mbps, 100 Mbps, or 1,000 Mbps aggregated links, dual software images and system configurations, spanning tree and multipath routing, and redundant router protocols for enhanced system reliability. In addition, our Summit1 switch, which interconnects multiple Gigabit Ethernet backbones from various parts of the enterprise LAN, is well-suited for network core applications that require lower density backbone connections. The Summit Virtual Chassis is a high-speed external backplane that interconnects multiple Summit or BlackDiamond switches. The Summit Virtual Chassis enables network flexibility by interconnecting geographically dispersed or co-located Summit and BlackDiamond switches, thereby creating a distributed core.

  ExtremeWare

   Our ExtremeWare software suite is pre-installed on every Summit and BlackDiamond switch. For Extreme switches that are Layer 3 enabled, ExtremeWare delivers policy-based quality of service capabilities and supports a range of routing protocols that enable interoperability with legacy switches and routers. Our policy-based quality of service also enables network managers to define numerous levels of control, or policies, that determine the amount of bandwidth available to a group of users or network devices at a given time. The policies can describe traffic based on port number, protocol type, VLAN, or Layer 2, Layer 3 or Layer 4 information. Using 802.1p and 802.1Q for VLAN tagging, policy-based quality of service is passively signaled across the network to enable standards-based interoperability. For Extreme switches that are Layer 2 enabled, ExtremeWare provides policy-based quality of service and supports a range of standards-based management and Layer 2 protocols. In addition, the Layer 2 version of ExtremeWare can be upgraded to Layer 3 via software that may be downloaded from the web.

  ExtremeWare Enterprise Manager

   ExtremeWare Enterprise Manager simplifies the task of managing and configuring groups of our switches. With ExtremeWare Enterprise Manager, an entire network of our switches can be managed from a single management console using a standard web browser. This enterprise-wide management enables VLANs and policy-based quality of service to be established and managed for the entire enterprise LAN. ExtremeWare Enterprise Manager can also manage centralized and distributed stacks of Summit switches and the Summit Virtual Chassis as aggregated entities. ExtremeWare Enterprise Manager can be accessed using any Java-enabled browser. The ExtremeWare Enterprise Manager application and database support both Microsoft Windows NT and Sun Microsystems' Solaris. The ExtremeWare Enterprise Manager client can be launched from within the HP OpenView Network Node Manager application.

Customers

   The following table is a partial list of customers that have purchased in excess of $100,000 of our products since January 1, 1998:

Advanta Mortgage              Honeywell                     Pennzoil
Amoco                         Houston NW Medical Center     Playboy
AT&T                          Imperial College              Raytheon
Barnes and Noble              Institute of Nuclear Power    Real Networks
British Telecom               Interwest Bank                Reuters
Cable & Wireless (UK)         IXNet                         Saudi Aramco Oil Company
Chiba Kougyou University      Juno Online                   Schlumberger
Compaq                        Leo Burnett Advertising       Shell Oil
Danish Post                   Lockheed Martin               Sun Microsystems
Dell Computer                 MAN (Denmark)                 Swedish Library Service
Digital Domain                Microsoft                     Tandem Computers
Enron Corporation             MIT Lincoln Labs              UC Riverside
First Technology Credit       MSNBC                         University of Stuttgart
 Union                        Navistar                      U.S. Air Force
Harbor-UCLA Medical Center    NVIDIA                        Worldvision
Hewlett-Packard Company       Osaka Prefecture University

   In fiscal 1998, 3Com and Compaq accounted for 25% and 21%, respectively, of our net revenue, and for the six-month period ended December 31, 1998, Compaq and Hitachi Cable accounted for 17% and 11% of our net revenue, respectively. Compaq is both an OEM and an end-user customer. In fiscal 1998, approximately 72% of our net revenue was derived from ten customers, including both OEM and end-user sales. End-user sales to Compaq include sales to its subsidiaries, Tandem and Digital. In the six-month period ended December 31, 1998, approximately 65% of our net revenue was derived from ten customers, including both OEM and end-user sales.

   Representative examples of the manner in which Extreme's products have been used by our customers are set forth below:

   Heavy equipment manufacturer. This Japan-based customer is one of the world's largest manufacturers of marine vessels, construction machinery and environmental systems. The customer was attempting to run numerous office automation and bandwidth-intensive engineering applications on its expanding 3,000-node computer network. As the organization took on additional nodes and applications, it needed a more scalable LAN infrastructure to keep up with increased speed and bandwidth demands, while providing quality of service for traffic prioritization and bandwidth control. When the customer relocated its headquarters to a larger facility, it considered ATM and Gigabit Ethernet as alternative LAN solutions. The customer ultimately chose Extreme's Gigabit Ethernet solution due to its lower total cost of ownership and ability to scale speed, bandwidth, network size and quality of service. The customer installed Extreme's Summit1 LAN switches in the network core with high-speed Gigabit Ethernet uplinks to several Summit2 LAN switches that perform segment switching. This new all-Gigabit Ethernet LAN infrastructure provides enough bandwidth for present and future applications that this global manufacturer may adopt, is easy to manage and offers the customer a high degree of efficiency.

   Computer manufacturer. This leading global personal computer manufacturer had a 30,000-node enterprise network consisting of an FDDI-based core with Ethernet to segments, servers and desktops. The network relied on software-based multi-protocol routers to handle mission-critical enterprise resource planning systems and emerging electronic commerce applications that support web-based purchasing of their computer equipment. The network infrastructure did not scale well and as the computer manufacturer increased users and applications, the cost of efficiently running and managing the network increased significantly. As a result, the customer looked for a new reliable, efficient and scalable LAN infrastructure. Extreme enabled the computer manufacturer to cost-effectively migrate its existing network core, composed of 5 FDDI rings and over 100 software-based routers, to an all-Ethernet infrastructure with Layer 3 IP switching from core to desktop. BlackDiamond chassis switches and stackable Summit switches were deployed to simplify management, significantly reduce network ownership costs, and accommodate future growth of customers and applications.

   On-line interactive news service. A leading provider of on-line interactive news needed to reduce bottlenecks and increase control on its 400-node mission-critical production network. An existing FDDI backbone was unable to scale in capacity to handle increased flow of bandwidth-intensive content such as video, audio, graphics and text. After considering many alternative solutions including those offered by leading network companies, the customer decided to replace its FDDI backbone with a Gigabit Ethernet LAN infrastructure using Layer 3 switches from Extreme. Compared to ATM and other Gigabit Ethernet solutions, the Extreme solution offered more scalable capacity and similar quality of service features but with far less complexity and cost. The ability of Extreme's solution to reduce network ownership costs also played a key role in the customer's decision. Today, the network uses a mix of Summit1 switches in the core, Summit2 switches in the segment and Summit48 switches to the desktop. The customer's satisfaction with our solution has led to follow-up sales.

Sales and Marketing

   Extreme's sales and marketing strategy is focused on domestic and international resellers, OEMs and field sales.

   Resellers. We have entered into agreements to sell our products through more than 100 resellers in 39 countries. Our resellers include regional networking system resellers, resellers who focus on specific vertical markets, network integrators and wholesale distributors. We provide training and support to our resellers and our resellers generally provide the first level of support to end users of our products. We intend to increase the number of our reseller relationships, to target vertical markets and support a two-tier distribution channel. Resellers accounted for approximately 49% and 65% of our net revenue for fiscal 1998 and the six-months ended December 31, 1998, respectively.

   OEMs. We have established four key OEM relationships with leaders in the telecommunications, personal computer and computer networking industries. For fiscal 1998 and the six-months ended December 31, 1998, sales to our OEMs accounted for 51% and 35% of our net revenue, respectively. Compaq, which is both an OEM and an end-user customer, accounted for 21% and 17% of our net revenue in fiscal 1998 and the six-months ended December 31, 1998, respectively. We intend to maintain a limited number of relationships with key strategic OEMs who may offer products or distribution channels that compliment ours. Each of our OEMs resells our products under its own name. We believe that our OEM relationships enhance our ability to sell and provide support to large organizations because certain end-user organizations may prefer to do business with very large suppliers. We anticipate that OEM sales will decline as a percentage of net revenue as we expand our reseller and fields sales efforts.

   Field sales. We have designed and established our field sales organization to support and develop leads for our resellers and to establish and maintain a limited number of key accounts and strategic customers. To support these objectives, our field sales force:

  . assists end-user customers in finding solutions to complex network system and architecture problems;

  . differentiates the features and capabilities of our products from competitive offerings;

  . continually monitors and understands the evolving networking needs of enterprise customers;

  . promotes our products and ensures direct contact with current and potential customers; and

  .  monitors the changing requirements of our customers.

   As of December 31, 1998, Extreme's worldwide sales and marketing organization included 67 individuals, including managers, sales representatives, and technical and administrative support personnel. We have domestic sales offices located in major metropolitan areas, including Atlanta, Boston, Chicago, Dallas, Houston, Los

Angeles, New York, San Jose, Seattle and Washington DC. In addition, we have international sales offices located in the United Kingdom, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands and Sweden.

   International sales

   We believe that there is a strong international market for our switching products. Our international sales are conducted primarily through our overseas offices and foreign resellers. Sales to customers outside of North America accounted for approximately 61% and 56% of our net revenue in fiscal 1998 and the six-month period ended December 31, 1998, respectively.

   Marketing

   We have a number of marketing programs to support the sale and distribution of our products and to inform existing and potential enterprise customers and our resellers and OEMs about the capabilities and benefits of our products. Our marketing efforts include participation in industry tradeshows, technical conferences and technology seminars, preparation of competitive analyses, sales training, publication of technical and educational articles in industry journals, maintenance of our web site, advertising and public relations. In addition, we have begun to develop an e-commerce business directed at resellers. We also participate in third-party, independent product tests.

Customer Service and Support

   Our customer service and support organization maintains and supports products sold by our field sales force to end users, and provides technical support to our resellers and OEMs. Generally, our resellers and OEMs provide installation, maintenance and support services to their customers and we assist our resellers and OEMs in providing such support.

   In addition to designing custom maintenance programs to satisfy specific customer requirements, we also offer several standard maintenance programs to our resellers and customers, including ExtremeAssist1 and ExtremeAssist2.

   ExtremeAssist1. This program is designed for customers which have strong technical networking skills and are interested in keeping service and support costs to a minimum. With ExtremeAssist1, the customers' information technology organizations provide first-level support for configuration, hardware and trouble shooting, while our technical assistance center provides advanced second-level support on an essential need basis. The ExtremeAssist1 program includes 2 hour telephone response time, 10 e-mail inquiries per month and responses within 24 hours, rapid-response emergency telephone support 24 hours a day, seven days a week and 72-hour advanced replacement of hardware.

   ExtremeAssist2. This program is designed for mission-critical environments that require the highest degree of network availability, data integrity and end-user productivity. The ExtremeAssist2 program includes 1 hour telephone response time, unlimited e-mail inquiries and next business-day responses, rapid-response emergency/ network down telephone support 24 hours a day, seven days a week and next business-day advance replacement of hardware.

   With the ExtremeAssist1 and ExtremeAssist2 programs, our customers are able to access our web-based database to immediately obtain software updates, bug lists, technical support alerts and on-line documentation. We typically provide end users with a one-year hardware and 90-day software warranty. We also offer various training courses for their third-party resellers or end-user customers.

Manufacturing

   We outsource the majority of our manufacturing and supply chain management operations, and we conduct quality assurance, manufacturing engineering, documentation control and repairs at our facility in Santa Clara, California. This approach enables us to reduce fixed costs and to provide flexibility in meeting market demand. Where cost-effective, we may begin to perform certain of our non-manufacturing outsourced operations in-house.

   Currently, we use two contract manufacturers--Flextronics, located in San Jose, California, to manufacture our Summit1, Summit2 and Summit4 and BlackDiamond products and MCMS, located in Boise, Idaho, to manufacture our Summit24 and Summit48 products. Each of these manufacturing processes and procedures is ISO 9002 certified. We design and develop the key components of our products, including ASICs, printed circuit boards and software. In addition, we determine the components that are incorporated in our products and select the appropriate suppliers of such components. Product testing and burn-in is performed by our contract manufacturers using tests we specify and automated testing equipment. We also use comprehensive inspection testing and statistical process controls to assure the quality and reliability of our products. We intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. See "Risk Factors--Extreme Needs to Expand Its Manufacturing Operations and Depends on Contract Manufacturers for Substantially All of Its Manufacturing Requirements."

   Although we use standard parts and components for our products where possible, we currently purchase several key components used in the manufacture of our products from single or limited sources. Our principal single-sourced components include:

  .  ASICs;
  .  microprocessors;
  .  programmable integrated circuits;
  .  selected other integrated circuits;
  .  cables; and
  .  custom-tooled sheet metal.

Our principal limited-source components include:

  .  flash memories;
  .  DRAMs;
  .  SRAMs; and
  .  printed circuit boards.

   Generally, purchase commitments with our single or limited source suppliers are on a purchase order basis. LSI Logic manufacturers all of our ASICs which are used in all of our switches. Any interruption or delay in the supply of any of these components, or the inability to procure these components from alternate sources at acceptable prices and within a reasonable time, would materially adversely affect our business, operating results and financial condition. In addition, qualifying additional suppliers can be time-consuming and expensive and may increase the likelihood of errors.

   We use a rolling six-month forecast based on anticipated product orders to determine our material requirements. Lead times for materials and components we order vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. See "Risk Factors--Extreme Purchases Several Key Components for Products From Single or Limited Sources and Could Lose Sales if These Sources Fail to Fill Its Needs " and "--Extreme Needs To Expand Its Manufacturing Operations and Depends on Contract Manufacturers for Substantially All of Its Manufacturing Requirements."

Research and Development

   We believe that our future success depends on our ability to continue to enhance our existing products and to develop new products that maintain technological competitiveness. We focus our product development activities on solving the needs of users of enterprise LANs. We monitor changing customer needs and work closely with users of enterprise LANs, value-added resellers and distributors, and market research organizations to monitor changes in the marketplace. We design our products around current industry standards and will continue to support emerging standards that are consistent with our product strategy.

   Our products have been designed to incorporate the same core ASICs and software and system architecture, facilitating a relatively short product design and development cycle and reducing the time to market for new products and features. We have utilized this architectural design to develop and introduce other product models and enhancements since the introduction of our first products in 1997. We intend to continue to utilize this architectural design to develop and introduce additional products and enhancements in the future.

   We are currently undertaking development efforts for our family of products with emphasis on increasing reliability, performance and scalability and reducing the overall LAN operating costs to end users. We are also focusing on cost reduction engineering to reduce the cost of our products. There can be no assurance that our product development efforts will result in commercially successful products, or that our products will not be rendered obsolete by changing technology or new product announcements by other companies. See "Risk Factors--Extreme's Market is Subject to Rapid Technological Change and to Compete, Extreme Must Continually Introduce New Products that Achieve Broad Market Acceptance."

Competition


   The market for enterprise LAN switches is part of the broader market for enterprise LAN equipment, which is dominated by a few large companies, particularly Bay Networks, Cabletron Systems, Cisco Systems and 3Com. Each of these companies has introduced, or has announced its intention to develop, enterprise LAN switches that are or may be competitive with our products. For example, in January 1999, Cisco announced its Catalyst 6000 family of chassis-based switches. In addition, there are a number of large telecommunications equipment providers, including Alcatel, Ericsson, Lucent Technologies, Nokia, Nortel Networks and Siemens, which have entered the market for enterprise LAN equipment, particularly through acquisitions of public and privately held companies. For example, in January 1998, Lucent acquired Prominet, a private switching company, and in August 1998, Northern Telecom acquired Bay Networks. We expect to face increased competition, particularly price competition, from these and other telecommunications equipment providers. We also expect to compete with other public companies that offer enterprise LAN switching products, such as FORE Systems, IBM and Xylan, and with private companies. These vendors may develop products with functionality similar to our products or provide alternative network solutions. Our OEMs may compete with us with their current products or products they may develop, and with the products they purchase from us. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to develop and offer competitive products. Furthermore, we compete with numerous companies that offer routers and other technologies and devices that traditionally have managed the flow of traffic on the enterprise LAN.

   Many of our current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger installed customer base, than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, competitors with a large installed customer base may have a significant competitive advantage over us. We have encountered, and expect to continue to encounter, many potential customers who are extremely confident in and committed to the product offerings of our principal competitors, including Cisco Systems, Nortel Networks and 3Com. Accordingly, such potential customers may not consider or evaluate our products. When such potential customers have considered or evaluated our products, we have in the past lost, and expect in the future to lose, sales to some of these customers as large competitors have offered significant price discounts to secure such sales.

   We believe the principal competitive factors in the LAN switching market are:

  . expertise and familiarity with LAN protocols, LAN switching and network management;

  .  product performance, features, functionality and reliability;

  .  price/performance characteristics;

  .  timeliness of new product introductions;

  .  adoption of emerging industry standards;

  .  customer service and support;

  .  size and scope of distribution network;

  .  brand name;

  .  access to customers; and

  .  size of installed customer base.

   We believe we compete favorably with our competitors with respect to each of the foregoing factors. However, because many of our existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, technical, sales, marketing and other resources, they may have larger distribution channels, stronger brand names, access to more customers and a larger installed customer base than we do. Such competitors may, among other things, be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to distribution partners than we can. To remain competitive, we believe we must, among other things, invest significant resources in developing new products and enhancing our current products and maintain customer satisfaction worldwide. If we fail to do so, our products will not compete favorably with those of our competitors which will materially adversely affect our business. See "Risk Factors--Intense Competition in the Market for Enterprise LAN Equipment Could Prevent Extreme From Increasing Revenue and Prevent Extreme From Achieving or Sustaining Profitability."

Intellectual Property

   We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have filed eight U.S. patent applications relating to the architecture of our network switches and quality of service features. There can be no assurance that these applications will be approved, that any issued patents will protect our intellectual property or that they will not be challenged by third parties. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that may be issued. We also have six pending trademark applications in the U.S.

   We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. In addition, we provide our software products to end-users primarily under "shrink-wrap" license agreements included within the packaged software. These agreements are not negotiated with or signed by the licensee, and thus these agreements may not be enforceable in some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. There can be no assurance that these precautions will prevent misappropriation or infringement of our intellectual property. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

   The networking industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the data communications and networking markets have extensive patent portfolios with respect to networking technology. From time to time, third parties, including these leading companies, have asserted and may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to us. We expect that we may increasingly be subject to infringement claims as the numbers of products and competitors in the market for enterprise LAN switches grow and the functionality of products overlaps. In this regard, in February 1999, we received verbal communications from one of our OEM customers that one of these companies believes that our products may infringe patents pertaining to a Gigabit Ethernet industry standard, which standard was developed by committees and includes contributions from numerous parties. As such, it is not currently known whether a license is necessary; however, if it is determined to be necessary, we believe that a license would be made available in a timely and non-discriminatory manner and on reasonable terms.

   Although we have not been a party to any litigation asserting claims that allege infringement of intellectual property rights, we cannot assure you that we will not be a party to litigation in the future. In addition, we cannot assure you that third parties will not assert additional claims or initiate litigation against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to existing or future products.

   We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to determine the scope and validity of our proprietary rights. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis, our business, operating results and financial condition could be materially adversely affected.

Employees

   As of December 31, 1998, we employed 159 persons, including 67 in sales and marketing, 52 in research and development, 20 in operations and 20 in finance and administration. We have never had a work stoppage and no personnel are represented under collective bargaining agreements. We consider our employee relations to be good.

   We believe that our future success will depend on our continued ability to attract, integrate, retain, train and motivate highly qualified personnel, and upon the continued service of our senior management and key personnel. None of our personnel is bound by an employment agreement. Competition for qualified personnel is intense, particularly in the San Francisco Bay Area, where our headquarters is located. At times we have experienced difficulties in attracting new personnel. There can be no assurance that we will successfully attract, integrate, retain and motivate a sufficient number of qualified personnel to conduct our business in the future. See "Risk Factors--If Extreme Loses Key Personnel or is Unable to Hire Additional Qualified Personnel as Necessary, It May Not Be Able to Successfully Manage Its Business or Achieve Its Objectives."

Facilities

   Our principal administrative, sales, marketing and research development facilities are located in an approximately 77,000 square feet facility located in Santa Clara, California which we moved to in March 1999. We believe that our facilities will be adequate to meet our needs for the foreseeable future. We also lease office space in Connecticut, Georgia, Illinois, Texas, Maryland, Massachusetts, New Jersey, Washington and Wisconsin and in Hong Kong and the Netherlands.

Legal Proceedings

   We are not aware of any pending legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, operating results or financial condition. We may in the future be party to litigation arising in the course of our business, including claims that we allegedly infringe third-party trademarks and other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                                  MANAGEMENT

Directors and Executive Officers

   The following table sets forth information regarding the executive officers and directors of Extreme as of January 31, 1999:

Name                  Age                       Position
----                  ---                       --------
Gordon L. Stitt......  42 President, Chief Executive Officer and Chairman
Stephen Haddock......  40 Vice President and Chief Technical Officer
Herb Schneider.......  39 Vice President of Engineering
William Kelly........  47 Vice President of Corporate Development
Vito E. Palermo......  35 Vice President, Chief Financial Officer and Secretary
George Prodan........  46 Vice President of Marketing
Paul Romeo...........  49 Vice President of Operations
Harry Silverglide....  52 Vice President of Sales
Charles
 Carinalli(1)........  50 Director
Promod Haque(2)......  50 Director
Lawrence K. Orr(2)...  42 Director
Peter Wolken(1)......  64 Director

--------
(1) Member of the compensation committee.
(2) Member of the audit committee.

   Gordon L. Stitt. Mr. Stitt co-founded Extreme in May 1996 and has served as President, Chief Executive Officer and a director of Extreme since its inception. From 1989 to 1996, Mr. Stitt worked at another company he co-founded, Network Peripherals, a designer and manufacturer of high-speed networking technology. He served first as its Vice President of Marketing, then as Vice President and General Manager of the OEM Business Unit. Mr. Stitt holds an MBA from the Haas School of Business of the University of California, Berkeley and a BSEE/CS from Santa Clara University.

   Stephen Haddock. Mr. Haddock co-founded Extreme in May 1996 and has served as Vice President and Chief Technical Officer of Extreme since its inception. From 1989 to 1996, Mr. Haddock worked as Chief Engineer at Network Peripherals. Mr. Haddock is a member of IEEE, an editor of the Gigabit Ethernet Standard and Chairman of the IEEE 802.3ad link aggregation committee. Mr. Haddock holds an MSEE and a BSME from Stanford University.

   Herb Schneider. Mr. Schneider co-founded Extreme in May 1996 and has served as Vice President of Engineering of Extreme since its inception. From 1990 to 1996, Mr. Schneider worked as Engineering Manager at Network Peripherals and was responsible for the development of LAN switches. From 1981 to 1990, Mr. Schneider held various positions at National Semiconductor, a developer and manufacturer of semiconductor products, where he was involved in the development of early Ethernet chipsets and FDDI chipsets. Mr. Schneider holds a BSEE from the University of California, Davis.

   William Kelly. Mr. Kelly has served as Vice President of Corporate Development of Extreme since January 1999. From October 1996 to January 1999, he served as Vice President of Finance and Chief Financial Officer of Extreme. From August 1995 to October 1996, he served as Vice President of Worldwide Finance and Chief Financial Officer at SCM Microsystems, a manufacturer of personal computer smart-card technology. From March 1991 to June 1995, Mr. Kelly served in various positions at Network Peripherals, most recently as Vice President, Controller and Treasurer. Mr. Kelly holds a BBA in accounting from Loyola University, Chicago and is a Certified Public Accountant.

   Vito E. Palermo. Mr. Palermo has served as Vice President, Chief Financial Officer and Secretary of Extreme since January 1999. From January 1997 to January 1999, he served as Senior Vice President, Chief Financial Officer and Secretary of Metawave Communications, a wireless communications company. From 1992 to 1996, Mr. Palermo served in various financial management positions at Bay Networks, a networking communications company, most recently serving as Vice President and Corporate Controller and previously serving as Director of Technology Finance, Corporate Financial and Planning Manager, and Manufacturing and Customer Service Controller. Mr. Palermo holds an MBA from St. Mary's College and a BS in Business Administration from California State University.

   George Prodan. Mr. Prodan has served as Vice President of Marketing of Extreme since February 1997. From January 1994 to January 1997, he served as Director of Marketing and Senior Director of Worldwide Channels at FORE Systems, a networking equipment company. From April 1991 to December 1993, he served as a product line manager for a division of 3Com, a networking company. He holds an MS in Instructional Communications from Shippensburg State University and a BS in Industrial Arts Education from California State University.

   Paul Romeo. Mr. Romeo has served as Vice President of Operations of Extreme since April 1997. From 1989 to 1997, he served as Vice President of Operations at Compression Labs, a videoconferencing company. Mr. Romeo holds an MBA from Santa Clara University and a BS in Engineering/Production Management from the University of Illinois.

   Harry Silverglide. Mr. Silverglide has served as Vice President of Sales of Extreme since January 1997. From May 1995 to January 1997, he served as Vice President of Western Region Sales for Bay Networks. From July 1994 to May 1995, he served as Vice President of Sales for Centillion Networks, a provider of LAN switching products which was acquired by Bay Networks in 1995. From April 1984 to July 1994, he worked in sales and senior sales management positions at Ungermann Bass, a network communications company.

   Charles Carinalli. Mr. Carinalli has served as a director of Extreme since October 1996. Since December 1996, Mr. Carinalli has been President, Chief Executive Officer and a director of Wavespan, a developer of wireless broadband access systems. From 1970 to 1996, Mr. Carinalli served in various positions and most recently served as Senior Vice President and Chief Technical Officer for National Semiconductor. Mr. Carinalli holds an MSEE from Santa Clara University and a BSEE from the University of California, Berkeley.

   Promod Haque. Mr. Haque has served as a director of Extreme since May 1996. Mr. Haque joined Norwest Venture Partners in November 1990 and is currently Managing General Partner of Norwest Venture Partners VII, General Partner of Norwest Venture Partners VI and General Partner of Norwest Equity Partners V and IV. Mr. Haque currently serves as a director of Information Advantage, Prism Solutions, Raster Graphics, Connect, Transaction Systems Architects and several privately held companies. Mr. Haque holds a PhDEE and a MSEE from Northwestern University, an MM from the J.L. Kellogg Graduate School of Management, Northwestern University and a BSEE from the University of Delhi, India.

   Lawrence K. Orr. Mr. Orr has served as a director of Extreme since May 1996. Since January 1991, he has been General Partner of Trinity Ventures, the general partner of a privately held group of venture capital partnerships, and he was an employee of Trinity Ventures from 1989 to 1991. Mr. Orr currently serves as a director of several privately held companies. Mr. Orr holds an MBA from Stanford University and a BA in Mathematics from Harvard University.

   Peter Wolken. Mr. Wolken has served as a director of Extreme since May 1996. He currently serves as General Partner of AVI Management Partners, which manages various private venture capital limited partnerships. He co-founded AVI Management Partners in 1981. He serves as a director of Full Time Software and several privately held technology companies in Silicon Valley. Mr. Wolken holds a BFT in International Marketing from the American Graduate School for International Management and a BS in Mechanical Engineering from the University of California, Berkeley.

Board Committees

   The audit committee is primarily responsible for reviewing audited financial statements and accounting practices of Extreme, and for considering and recommending the employment of, and approving the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The audit committee is currently comprised of Messrs. Orr and Haque. The compensation committee is primarily responsible for reviewing and approving the compensation and benefits for our key executive officers, administering our employee benefit plans and making recommendations to the board regarding such matters. The compensation committee is currently comprised of Messrs. Wolken and Carinalli.

Director Compensation

   Directors are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings.

Compensation Committee Interlocks and Insider Participation

   The compensation committee is composed of Messrs. Wolken and Carinalli. No interlocking relationship exists between the board or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. The compensation committee reviews and approves the compensation and benefits for our key executive officers, administers our employee benefit plans and makes recommendations to the board regarding such matters.

Change of Control Arrangements

   Shares subject to options granted under our Amended 1996 Stock Option Plan will generally vest over four years, with 25% of the shares vesting after one year and the remaining shares vesting in equal monthly increments over the following 36 months. The options and stock purchase agreements granted to our executive officers and our outside director provide for accelerated vesting of the shares in the event of a "transfer of control," as defined in the option or stock purchase agreement, of Extreme.

   This form of agreement provides that if, as of the date of the transfer of control, less than 75% of the total option shares are vested, the number of vested shares will be increased, as of the date of the transfer of control, to the lesser of 75% of the total option shares, or the sum of the number of vested shares, which are determined under the standard vesting schedule, plus 50% of the unvested shares, which are determined under the standard vesting schedule. After the transfer of control, the remaining unvested shares will vest in equal monthly increments over the longer of 50% of the period beginning on the date of the transfer of control and ending on the date four years after the option grant date or 12 months.

Executive Compensation

   The following table sets forth information concerning the compensation paid to Extreme's Chief Executive Officer and each of Extreme's five other most highly compensated executive officers (collectively, the "Named Executive Officers") during fiscal 1998:

                          Summary Compensation Table

                                                                  All Other
Name and Principal Position               Salary ($) Bonus ($) Compensation ($)
---------------------------               ---------- --------- ----------------
Gordon L. Stitt..........................  $129,167   $    --      $    --
 President and Chief Executive Officer
Stephen Haddock..........................   117,500        --           --
 Vice President and Chief Technical
 Officer
George Prodan............................   125,000        --           --
 Vice President of Marketing
Paul Romeo...............................   135,000        --           --
 Vice President of Operations
Herb Schneider...........................   117,500        --           --
 Vice President of Engineering
Harry Silverglide(1).....................   100,000    20,000       72,600
 Vice President of Sales

--------
(1) Other annual compensation amount relates to commissions paid to Mr. Silverglide based on total sales and account wins during the fiscal year.

                                 Option Grants

   No stock options were granted during fiscal 1998 to the Named Executive Officers. In October 1998, we granted options to purchase 200,000, 135,000, 90,000, 50,000, 135,000 and 80,000 shares of common stock at an exercise price of $5.75 per share to Messrs. Stitt, Haddock, Prodan, Romeo, Schneider and Silverglide, respectively, under the Amended 1996 Stock Option Plan. See "-- Amended 1996 Stock Option Plan."

                         Option Exercises and Holdings

   No options were exercised during fiscal 1998 by the Named Executive Officers. The following table provides information with respect to unexercised options held as of June 30, 1998 by the Named Executive Officers:

                            Fiscal Year-End Options

                               Number of Securities       Value of Unexercised
                              Underlying Unexercised          In-the-Money
                             Options at June 30, 1998   Options at June 30, 1998
                             -------------------------- -------------------------
Name                           Vested       Unvested      Vested      Unvested
----                         ------------ ------------- ----------- -------------
Gordon L. Stitt.............           --           --           --            --
Stephen Haddock.............           --           --           --            --
George Prodan...............      210,000      420,000  $   783,300 $   1,566,600
Paul Romeo..................           --           --           --            --
Herb Schneider..............           --           --           --            --
Harry Silverglide...........           --           --           --            --

   The options described in the above table were granted under Extreme's Amended 1996 Stock Option Plan. Options granted under this plan are immediately exercisable but vest over a four-year period with 25% vesting at the first anniversary date of the vesting date and the remaining shares vesting in equal monthly increments over the following 36 months. In addition, the options are subject to a repurchase right in favor of Extreme which lapses ratably over four years and entitles Extreme to repurchase unvested shares at their original issuance price. The value of unexercised in-the-money options at June 30, 1998 were calculated on the basis of the fair market value of the underlying securities as of June 30, 1998 of $3.75 per share, minus the per share exercise price, multiplied by the number of shares underlying the option.

Amended 1996 Stock Option Plan

   Our Amended 1996 Stock Option Plan was adopted by the board of directors in September 1996 and subsequently approved by the stockholders. This plan provides for the grant of incentive stock options as defined in Section 422 of the Code, to employees and for the grant of nonstatutory stock options to employees, non-employee directors and consultants.

   As of December 31, 1998, 12,014,309 shares are reserved for issuance under the Amended 1996 Stock Option Plan, of which 6,391,195 shares of common stock have been issued upon the exercise of options, options to purchase a total of 3,710,328 shares at a weighted average exercise price of $2.55 per share were outstanding, and 1,912,786 shares were available for future option grants.

   The Amended 1996 Stock Option Plan is administered by the board of directors or a committee thereof. Subject to the provisions of this plan, the board, or a committee of the board, has the authority to select the persons to whom options are granted and determine the terms of each option, including:

  .  the number of shares of common stock covered by the option;

  .  when the option becomes exercisable;

  . the per share option exercise price, which, in the case of incentive stock options, must be at least 100% of the fair market value of a share of common stock as of the date of grant, in the case of options granted to persons who own 10% or more of the total combined voting power of Extreme or any parent or subsidiary of Extreme, must be at least 110% of the fair market value of a share of common stock as of the date of grant, and, in the case of nonstatutory stock options, must be at least 85% of the fair market value of a share of common stock as of the date of grant; and

  . the duration of the option, which may not exceed ten years, or 5 years for incentive stock options granted to a person who owns 10% or more of the total combined voting power of Extreme.

   Generally, options granted under the Amended 1996 Stock Option Plan vest over four years, and are non-transferable other than by will or the laws of descent and distribution. In the event of certain changes in control of Extreme, the acquiring or successor corporation may assume or substitute for options outstanding under the Amended 1996 Stock Option Plan, or such options shall terminate. Certain options granted to officers of Extreme provide for partial acceleration upon a change in control of Extreme.

1999 Employee Stock Purchase Plan

   A total of 1,000,000 shares of common stock have been reserved for issuance under our 1999 Employee Stock Purchase Plan, none of which have been issued as of the effective date of this offering. This stock purchase plan, which is intended to qualify under Section 423 of the Code, is administered by the board or by a committee thereof. Employees, including officers and directors of Extreme who are also employees, of Extreme or any subsidiary designated by the board for participation in this stock purchase plan are eligible to participate in the stock purchase plan if such persons are customarily employed for more than 20 hours per week and more than five months per year. The stock purchase plan will be implemented by consecutive offering periods generally 12 months in duration. However, the first offering period under the stock purchase plan will commence on the effective date of this offering and terminate on April 30, 2000. Each offering period under the stock purchase plan will generally be comprised of four three-month purchase periods, with shares purchased on the last day of each purchase period. The board may change the dates or duration of one or more offering periods, but no offering period may exceed 27 months.

   The 1999 Employee Stock Purchase Plan permits eligible employees to purchase shares of common stock through payroll deductions at a price no less than 85% of the lower of the fair market value of the common stock on the first or the last day of the offering period. Participants generally may not purchase more than 625 shares on the last day of each purchase period or stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year. In addition, no more than 100,000 shares may be purchased by all participants on the last day of each purchase period. In the event of a change in control of Extreme, the board may accelerate the date on which common stock may be purchased in the then current purchase period to a date prior to the change in control, or the acquiring corporation may assume or replace the outstanding purchase rights under the stock purchase plan.

401(k) Plan

   Extreme provides a tax-qualified employee savings and retirement plan, commonly known as a 401(k) plan, which covers our eligible employees. Pursuant to the 401(k) plan, employees may elect to reduce their current annual compensation up to the lesser of 20% or the statutorily prescribed limit, which is $10,000 in calendar year 1999, and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 401(k) of the Code, so that contributions by Extreme or our employees to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions will be deductible by Extreme when made. The trustee of the 401(k) plan invests the assets of the 401(k) plan in the various investment options as directed by the participants.

Limitation of Liability and Indemnification

   Pursuant to the provisions of the Delaware General Corporation Law, Extreme has adopted provisions in its certificate of incorporation which eliminate the personal liability of its directors for a breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to Extreme or its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under section 174 of the Delaware General Corporation Law regarding unlawful stock repurchase and dividend payment; or

  . for any transaction from which the director derived an improper personal benefit.

   Extreme's certificate of incorporation also allows Extreme to indemnify its officers, directors and other agents to the full extent permitted by Delaware law. Extreme intends to enter into indemnification agreements with each of its directors and officers which will give them additional contractual reassurances regarding the scope of indemnification and which may provide additional procedural protection. The indemnification agreements may require actions such as:

  . indemnifying officers and directors against certain liabilities that may arise because of their status as officers or directors;

  . advancing expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to very limited exceptions; or

  .  obtaining directors' and officers' insurance.

   At present, there is no pending litigation or proceeding involving any of Extreme's directors, officers or employees regarding which indemnification is sought, nor is Extreme aware of any threatened litigation that may result in claims for indemnification.

                             CERTAIN TRANSACTIONS
Sales of Stock to Insiders

   On May 17, 1996, we issued for cash the following shares of common stock at a price of $.00333 per share to Extreme's founders:

Purchaser                                                 Shares of Common Stock
---------                                                 ----------------------
Gordon L. Stitt..........................................       2,025,000
Stephen Haddock..........................................       1,350,000
Herb Schneider...........................................       1,350,000

   On May 28, 1996, we sold 14,579,999 shares of Series A preferred stock at a price of $.333 per share. On May 7, 1997 and June 17, 1997, we sold 8,886,228 shares of Series B preferred stock at a price of $1.38 per share. On January 12, 1998, March 24, 1998 and March 31, 1998, we sold 5,595,088 shares of
Series C preferred stock at a price of $3.67 per share. Upon the consummation of this offering, all outstanding shares of Series A preferred stock, Series B preferred stock and Series C preferred stock will automatically convert into shares of common stock on a one-for-one basis. The following directors, executive officers, holders of more than 5% of a class of voting securities and members of such person's immediate families purchased shares of Series A preferred stock, Series B preferred stock and Series C preferred stock:

                             Shares of Series Shares of Series Shares of Series
                               A Preferred      B Preferred      C Preferred
Purchaser                         Stock            Stock            Stock
---------                    ---------------- ---------------- ----------------
Named Executive Officers
and directors
Gordon L. Stitt............       240,000            8,250           3,000
Stephen Haddock............        75,000            8,250              --
William Kelly..............        75,000            7,245              --
George Prodan..............            --            8,250              --
Herb Schneider.............        63,000            8,250              --
Harry Silverglide..........            --            8,250              --
Charles Carinalli..........        75,000           48,300          13,623
5% Stockholders
Entities affiliated with
 AVI Capital Management....     4,500,000        1,268,116         272,478
Entities affiliated with
 Norwest Venture Partners..     4,500,000        2,717,392         544,959
Entities affiliated with
 Trinity Ventures..........     4,499,999        1,268,116         272,480
Entities affiliated with
 Kleiner Perkins Caufield &
 Byers.....................            --        2,355,073         136,238

   See the notes to table of beneficial ownership in "Principal Stockholders" for information relating to the beneficial ownership of such shares.

Other Agreements with Insiders

   In January 1999, the board of directors approved a loan to Vito E. Palermo, our Chief Financial Officer, of $75,000 at an interest rate of 4.51% per annum. The loan is due in January 2003 but we may forgive this loan if our Chief Executive Officer determines, in his sole discretion, that we have attained financial and administrative objectives. In addition, in connection with Mr. Palermo's employment, we have agreed to pay him nine months of severance if we terminate him without cause within the first twelve months of his employment.

   We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements will require Extreme to indemnify such individuals to the fullest extent permitted by Delaware law.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth the beneficial ownership of Extreme's common stock as of December 31, 1998 and as adjusted to reflect the sale of the shares of common stock offered hereby by:

  . each person who is known by Extreme to beneficially own more than 5% of Extreme's common stock;

  .  the Named Executive Officers;

  .  each of Extreme's directors; and

  .  all officers and directors as a group.


                                                  Percentage of Shares
                                                   Beneficially Owned
                                 Number of Shares ------------------------
Name and Address of Beneficial     Beneficially     Before        After
Owner                                 Owned        Offering      Offering
------------------------------   ---------------- ----------    ----------
Named Executive Officers and
 Directors
Gordon L. Stitt(1)..............     2,476,250             6.0%          5.2%
Stephen Haddock(2)..............     1,568,250             3.8           3.3
George Prodan(3)................       728,250             1.8           1.5
Paul Romeo(4)...................       410,000             1.0             *
Herb Schneider(5)...............     1,556,250             3.8           3.2
Harry Silverglide(6)............       650,750             1.6           1.4
Charles Carinalli(7)............       286,923               *             *
  Wavespan Corporation
  500 N. Bernardo Avenue
  Mountain View, CA 94043
Promod Haque(8).................     7,762,351            19.0          16.2
  245 Lytton Avenue, Suite 250
  Palo Alto, CA 94025
Lawrence K. Orr(9)..............     6,040,595            14.8          12.6
  3000 Sand Hill Road
  Building 1, Suite 240
  Menlo Park, CA 94025
Peter Wolken(10)................     6,040,594            14.8          12.6
  One First Street, #12
  Los Altos, CA 94022
5% Stockholders
AVI Capital Management(10)......     6,040,594            14.8          12.6
  One First Street, #12
  Los Altos, CA 94022
Kleiner Perkins Caufield &
 Byers(11)......................     2,491,311             6.1           5.2
  2750 Sand Hill Road
  Menlo Park, CA 94025
Norwest Equity Partners V(8)....     7,762,351            19.0          16.2
  245 Lytton Avenue, Suite 250
  Palo Alto, CA 94025
Trinity Ventures(9).............     6,040,595            14.8          12.6
  3000 Sand Hill Road
  Building 1, Suite 240
  Menlo Park, CA 94025

All executive officers and
   directors
   as a group (11 persons)......    28,262,458            66.7          57.2

--------
 * Less than 1%

   Unless otherwise indicated, the address of each of the named individuals is: c/o Extreme Networks, 3585 Monroe Street, Santa Clara, California 95051-1450. Percentage of ownership prior to the offering is based on 40,852,510 shares outstanding on December 31, 1998 and after the offering is based on 47,852,510 shares outstanding, and assuming no exercise of the underwriters' over-allotment option. The number and percentage of shares beneficially owned are determined in accordance with SEC rules and regulations. Shares of common stock subject to options currently exercisable or exercisable within 60 days after December 31, 1998 are deemed outstanding for the purpose of computing the number of shares beneficially owned and the percentage ownership of the person holding these options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, each stockholder named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.

 (1) Includes 506,256 shares subject to a right of repurchase in favor of Extreme which lapses over time. Includes 240,000 shares held by Gordon and Valori Stitt. Also includes 200,000 shares issuable upon exercise of options, of which 183,334 shares are subject to a right of repurchase in favor of Extreme which lapses over time.

 (2) Includes 337,500 shares subject to a right of repurchase in favor of Extreme which lapses over time. Also includes 135,000 shares issuable upon exercise of options, of which 123,750 shares are subject to a right of repurchase in favor of Extreme which lapses over time.

 (3) Includes 720,000 shares issuable upon exercise of options, of which 397,500 shares are subject to a right of repurchase in favor of Extreme which lapses over time.

 (4) Includes 195,000 shares subject to a right of repurchase in favor of Extreme which lapses over time. Also includes 50,000 shares issuable upon exercise of options, of which 45,834 shares are subject to a right of repurchase in favor of Extreme which lapses over time.

 (5) Includes 337,500 shares subject to a right of repurchase in favor of Extreme which lapses over time. Also includes 135,000 shares issuable upon exercise of options, of which 123,750 shares are subject to a right of repurchase in favor of Extreme which lapses over time.

 (6) Includes 281,250 shares subject to right of repurchase in favor of Extreme which lapses over time. Also includes 80,000 shares issuable upon exercise of options, of which 73,334 shares are subject to a right of repurchase in favor of Extreme which lapses over time.

 (7) Includes 136,923 shares held by Charles Peter Carinalli and/or Connie Sue Carinalli, Trustees of the Carinalli 1996 Living Trust dated April 24, 1996. Also includes 150,000 shares issuable upon exercise of options, of which 56,250 shares are subject to a right of repurchase in favor of Extreme which lapses over time.

 (8) Promod Haque is a partner of Norwest Equity Partners V.

 (9) Lawrence K. Orr is a partner of Trinity Ventures. The shares listed represent 5,707,084 shares held by Trinity Ventures V, L.P. and 333,511 shares held by Trinity V Side by Side Fund, L.P.

(10) Peter Wolken is a partner of AVI Management Partners. The shares listed represent 809,698 shares held by Associated Venture Investors III, L.P.; 55,705 shares held by AVI Silicon Valley Partners, L.P.; 5,026,642 shares held by AVI Capital, L.P.; and 148,549 shares held by AVI Partners Growth Fund II, L.P.

(11) The shares listed represent 2,296,139 shares held by Kleiner Perkins Caufield & Byers VIII; 127,115 shares held by Kleiner Perkins Caufield & Byers VIII Founders Fund; 62,281 shares held by KPCB Information Sciences Zaibatsu Fund II; and 5,776 shares held by KPCB VIII Founders, L.P.

                         DESCRIPTION OF CAPITAL STOCK

   Extreme's authorized capital stock consists of 150,000,000 shares of common stock and 2,000,000 shares of preferred stock.

Common Stock

   As of December 31, 1998, there were 11,791,195 shares of common stock outstanding held of record by 78 stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to the following:

   Dividends. Holders of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors from time to time may determine.

   Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized by Extreme's certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

   Preemptive rights, conversion and redemption. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

   Liquidation, dissolution and winding-up. Upon liquidation, dissolution or winding-up of Extreme, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

   Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, upon payment therefor, duly and validly issued, fully paid and nonassessable.

Preferred Stock

   The board of directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

   The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could have the effect of delaying, deferring or preventing a change in control of Extreme. We have no current plans to issue any shares of preferred stock.

Warrants

   In November 1996, Extreme issued warrants to a lease financing company to purchase 210,000 shares of Series A preferred stock with an exercise price of $.333 per share, in consideration for equipment leases and a loan. In July 1997, Extreme issued warrants to the same lease financing company to purchase 48,347 shares of Series B preferred stock with an exercise price of $1.38 per share, in consideration for equipment leases. Upon completion of this offering, these warrants will convert into the right to purchase equivalent number of shares of our common stock at the same exercise price per share. The warrants may be exercised at any time within a period of 10 years or 5 years from the effective date of an initial public offering completed by Extreme, whichever is longer.

   In November 1997, Extreme issued warrants to a lease financing company to purchase 79,051 shares of Series C preferred stock with an exercise price of $2.53, in consideration for a loan. Upon completion of this offering, these warrants will convert into the right to purchase equivalent number of shares of our common stock at the same exercise price per share. The warrants may be exercised at any time within a period which expires the sooner of 10 years or 3 years from the effective date of an initial public offering.

Registration Rights

   Following the consummation of this offering, the holders of approximately 33,786,315 shares of common stock will have rights to register those shares under the Securities Act of 1933 pursuant to the Second Amended and Restated Rights Agreement. Subject to limitations in this Rights Agreement, the holders of at least 50% of these shares may require, on two occasions, that Extreme use its best efforts to register these shares for public resale. If Extreme registers any of its common stock for its own account or for the account of other security holders, the holders of these shares are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of at least 50% of these shares may also require Extreme to register all or a portion of their registrable securities on Form S-3 when Extreme is eligible to use this form, provided, among other limitations, that the proposed aggregate price to the public is at least $1,000,000. Extreme will bear all fees, costs and expenses of such registration, other than underwriting discounts and commissions.

Delaware Law and Provisions of Extreme's Certificate of Incorporation and Bylaws May Make An Acquisition of Extreme More Difficult

   Provisions of Delaware law and our certificate of incorporation and bylaws relating to, among other things, the removal of directors, amendment of our certificate of incorporation and bylaws and stockholders' ability to take action and call special meetings, could make more difficult the acquisition of Extreme by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Extreme to first negotiate with us. We believe that the benefits of increased protection of Extreme's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Extreme outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

   We are subject to section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

  . prior to that date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   Section 203 defines business combination to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

   Our certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors or holders of not less than 10% of all of the shares entitled to cast votes at these special meetings. The certificate of incorporation also provides that, beginning upon the closing of the offering, the board of directors will be divided into three classes, with each class serving staggered three-year terms and that certain amendments of the certificate of incorporation, and all amendments by the stockholders of the bylaws, require the approval of holders of at least 66 2/3% of the voting power of all outstanding stock. These provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Extreme.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services, L.L.C. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, California 94104, and its telephone number at this location is
(415) 743-1444.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Immediately prior to this offering, there was no public market for Extreme's common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.

   Upon completion of this offering, Extreme will have outstanding 47,852,510 shares of common stock, assuming the issuance of 7,000,000 shares of common stock offered hereby and no exercise of options after December 31, 1998. Of these shares, the 7,000,000 shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act; provided, however, that if shares are purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act, their sales of shares would be subject to certain limitations and restrictions that are described below.

   The remaining 40,852,510 shares of common stock held by existing stockholders were issued and sold by Extreme in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 40,279,487 shares will be subject to "lock-up" agreements described below on the effective date of the offering. On the effective date of the offering, 194,000 shares not subject to the lock-up agreements described below will be eligible for sale pursuant to Rule 144(k). Upon expiration of the lock-up agreements 180 days after the effective date of the offering, 37,072,550 shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise their options and sell the shares issued upon exercise as described below.

   Days After Date of Shares Eligible
    this Prospectus      for Sale                              Comment
------------------    --------------- ---------------------------------------------------------
Upon effectiveness       7,000,000    Shares sold in the offering
Upon effectiveness         194,000    Freely tradable shares salable under Rule 144(k) that are
                                      not subject to the lock-up
180 days                37,072,550    Lock-up released; shares salable under Rules 144 and 701

   As of December 31, 1998, there were a total of 3,710,328 shares of common stock subject to outstanding options under our Amended 1996 Stock Option Plan, 729,765 of which were vested. However, all of these shares are subject to lock-up agreements. Immediately after the completion of the offering, Extreme intends to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our Amended 1996 Stock Option Plan and 1999 Employee Stock Purchase Plan. On the date 180 days after the effective date of the offering, a total of 1,396,811 shares of common stock subject to outstanding options will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to the Amended 1996 Stock Option Plan and 1999 Employee Stock Purchase Plan generally would be available for resale in the public market.

   The officers, directors and substantially all other stockholders of Extreme have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of the offering. Morgan Stanley & Co. Incorporated, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of Extreme's common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 479,000 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about Extreme.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been one of Extreme's "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

   In general, under Rule 701, any Extreme employee, director, officer, consultant or advisor who purchases shares from Extreme in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

   The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates" subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephens Inc. and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, are acting as representatives, have severally agreed to purchase, and Extreme has agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                                      Number of
         Name                                                          Shares
         ----                                                         ---------
   Morgan Stanley & Co. Incorporated................................. 3,150,000
   BancBoston Robertson Stephens Inc................................. 1,575,000
   Dain Rauscher Wessels, a division of Dain Rauscher Incorporated... 1,575,000
   BT Alex. Brown Incorporated.......................................   100,000
   A.G. Edwards & Sons, Inc..........................................   100,000
   Lehman Brothers Inc...............................................   100,000
   Needham & Company, Inc............................................   100,000
   Thomas Weisel Partners LLC........................................   100,000
   Tucker Anthony Incorporated.......................................   100,000
   Warburg Dillon Read LLC...........................................   100,000
                                                                      ---------
       Total......................................................... 7,000,000
                                                                      =========

   The underwriters are offering the shares subject to their acceptance of the shares from Extreme and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any such shares are taken.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $.71 a share under the public offering price. Any underwriter may allow, and the dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to certain other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

   Extreme has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,050,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of common stock. To the extent this over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to each underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

   At the request of Extreme, the underwriters have reserved five percent of the shares of common stock to be issued by Extreme and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Extreme. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

   Each of Extreme and the officers, directors and substantially all other stockholders of Extreme has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, or otherwise during the period ending 180 days after the date of this prospectus, it will not: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The foregoing restrictions shall not apply to: (1) the sale of any shares to the underwriters, or (2) transactions relating to shares of common stock or other securities acquired in open market transactions after the date of this prospectus.

   The underwriters have informed Extreme that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

   The common stock has been approved for quotation on the Nasdaq National Market under the symbol "EXTR."

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   Extreme and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

   Morgan Stanley & Co. Incorporated acted as the placement agent of a private placement of our Series C preferred stock and, in connection with that placement, received a customary fee for their services.

Pricing of the Offering

   Prior to this offering, there has been no public market for the shares of common stock. Consequently, the initial public offering price for the shares of common stock was determined by negotiations between Extreme and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were Extreme's record of operations, Extreme's current financial position and future prospects, the experience of its management, the economics of the networking industry in general, the general condition of the equity securities markets, sales, earnings and other financial and operating information of Extreme in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of Extreme.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. As of December 31, 1998, an investment partnership of Gray Cary Ware & Freidenrich owned 75,000 shares of Extreme's common stock. In addition, in March 1997, a partner of Gray Cary Ware & Freidenrich was granted an option to purchase 7,500 shares of Extreme's common stock. Legal matters relating to this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

   The consolidated financial statements of Extreme at June 30, 1997 and 1998 and December 31, 1998 and for the period from inception, May 8, 1996 to June 30, 1997 and for the year ended June 30, 1998 and for the six-month period ended December 31, 1998, appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Extreme and its common stock, see the registration statement and the exhibits and schedules thereto. Any document Extreme files may be read and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Extreme's filings with the Commission are also available to the public from the Commission's Web site at http://www.sec.gov.

   Upon completion of this offering, Extreme will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms, and the Web site of the Commission referred to above.

   Our principal executive offices are located at 3585 Monroe Street, Santa Clara, California 95051-1450 and our telephone number is (408) 579-2800. Our fiscal year ends on June 30. We maintain a worldwide web site at http://www.extremenetworks.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site.

   BLACKDIAMOND, EXTREME ETHERNET, EXTREME NETWORKS, EXTREMESWITCHING, EXTREMEWARE and SUMMIT are trademarks of Extreme which may be registered or pending registration in certain jurisdictions. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

                             EXTREME NETWORKS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors........................... F-2

Consolidated Balance Sheets................................................. F-3

Consolidated Statements of Operations....................................... F-4

Consolidated Statement of Stockholders' Equity.............................. F-5

Consolidated Statements of Cash Flows....................................... F-6

Notes to Consolidated Financial Statements.................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Extreme Networks, Inc.

We have audited the accompanying consolidated balance sheets of Extreme Networks, Inc. as of June 30, 1997 and 1998, and as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception, May 8, 1996 to June 30, 1997, for the year ended June 30, 1998, and for the six months ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Extreme Networks, Inc. at June 30, 1997 and 1998, and as of December 31, 1998, and the consolidated results of its operations and its cash flows for the period from inception, May 8, 1996 to June 30, 1997, for the year ended June 30, 1998, and for the six months ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Palo Alto, California
February 3, 1999

                             EXTREME NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                                    Pro Forma
                                                                  Stockholders'
                                      June 30,                      Equity at
                                   ----------------  December 31, December 31,
                                    1997     1998        1998         1998
                                   -------  -------  ------------ -------------
                                                                   (Unaudited)
              Assets
Current assets:
 Cash and cash equivalents........ $10,047  $ 9,510    $ 5,792
 Short-term investments...........      --   10,995      6,821
 Accounts receivable, net of
  allowance for doubtful accounts
  of $0, $433 and $892 at June 30,
  1997 and 1998 and December 31,
  1998, respectively..............     262    7,808      8,418
 Inventories......................      37      123        359
 Other current assets.............      40      588      1,057
                                   -------  -------    -------
Total current assets..............  10,386   29,024     22,447
Property and equipment, net.......   1,355    4,469      5,172
Other assets......................     201      238          3
                                   -------  -------    -------
                                   $11,942  $33,731    $27,622
                                   =======  =======    =======
  Liabilities and stockholders'
              equity
Current liabilities:
 Accounts payable................. $   749  $ 9,993    $ 4,859
 Accrued compensation.............     189      935      1,334
 Accrued warranty.................      --    1,073      1,024
 Accrued purchase commitments.....      --      893        893
 Other accrued liabilities........     464      984      2,774
 Income tax liability.............      --       --        700
 Due to shareholders..............     109       --         --
 Notes payable, current portion...     525      834        991
 Capital lease obligations,
  current portion.................      99      516        588
                                   -------  -------    -------
Total current liabilities.........   2,135   15,228     13,163
Notes payable, net of current
 portion..........................     111    1,167      1,368
Capital lease obligations, net of
 current portion..................     391    1,467      1,351
Commitments
Stockholders' equity:
 Convertible preferred stock,
  $.001 par value, issuable in
  series: 24,000,000 shares
  authorized at June 30, 1997;
  29,900,000 shares authorized at
  June 30, 1998 and December 31,
  1998 (2,000,000 shares pro
  forma); 23,466,485, 29,061,315
  and 29,061,315 shares issued and
  outstanding at June 30, 1997 and
  1998 and December 31, 1998 (none
  pro forma); aggregate
  liquidation preference of
  $38,046 at December 31, 1998
  (none pro forma)................      23       29         29       $   --
 Common stock, $.001 par value,
  50,000,000 shares authorized,
  (150,000,000 pro forma),
  10,809,750, 11,534,525, and
  11,791,195 shares issued and
  outstanding at June 30, 1997 and
  1998 and December 31, 1998,
  (40,852,510 pro forma)..........      11       12         12            41
 Additional paid-in capital.......  17,194   38,056     38,770        38,770
 Deferred stock compensation......     --      (369)      (276)         (276)
 Accumulated deficit..............  (7,923) (21,859)   (26,795)      (26,795)
                                   -------  -------    -------       -------
Total stockholders' equity........   9,305   15,869     11,740       $11,740
                                   -------  -------    -------       -------
                                   $11,942  $33,731    $27,622
                                   =======  =======    =======

                            See accompanying notes.

                             EXTREME NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                   For the Period
                                    from May 8,
                                   1996 (Date of    Year     Six Months Ended
                                     Inception)    Ended       December 31,
                                      through     June 30,  -------------------
                                   June 30, 1997    1998       1997      1998
                                   -------------- --------  ----------- -------
                                                            (unaudited)
Net revenue......................     $   256     $ 23,579    $ 6,104   $30,851
Cost of revenue..................         388       14,897      3,557    15,605
                                      -------     --------    -------   -------
Gross profit (loss)..............        (132)       8,682      2,547    15,246
Operating expenses:
  Research and development.......       5,351       10,668      4,548     6,580
  Selling and marketing..........       1,554        9,601      3,450    10,203
  General and administrative.....       1,023        2,372      1,040     2,700
  Amortization of deferred stock
   compensation..................         --            68          2        93
                                      -------     --------    -------   -------
    Total operating expenses.....       7,928       22,709      9,040    19,576
                                      -------     --------    -------   -------
Operating loss...................      (8,060)     (14,027)    (6,493)   (4,330)
Interest expense.................         (79)        (326)       (83)     (201)
Interest and other income........         216          417        109       295
                                      -------     --------    -------   -------
Loss before income taxes.........      (7,923)     (13,936)    (6,467)   (4,236)
Provision for income taxes.......          --           --         --      (700)
                                      -------     --------    -------   -------
Net loss.........................     $(7,923)    $(13,936)   $(6,467)  $(4,936)
                                      =======     ========    =======   =======
Basic and diluted net loss per
 common share....................     $ (4.51)    $  (3.18)   $ (1.84)  $  (.72)
                                      =======     ========    =======   =======
Weighted average shares
 outstanding used in computing
 basic and diluted net loss per
 share...........................       1,758        4,379      3,510     6,867
                                      =======     ========    =======   =======
Pro forma basic and diluted net
 loss per share (unaudited)......                 $   (.44)             $  (.14)
                                                  ========              =======
Shares used in computing pro
 forma basic and diluted net loss
 per share (unaudited)...........                   31,701               35,929
                                                  ========              =======



                            See accompanying notes.

                             EXTREME NETWORKS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      (in thousands, except share amounts)

                           Convertible
                            Preferred
                              Stock     Common Stock  Additional   Deferred                   Total
                          ------------- -------------  Paid-In      Stock     Accumulated Stockholders'
                          Shares Amount Shares Amount  Capital   Compensation   Deficit      Equity
                          ------ ------ ------ ------ ---------- ------------ ----------- -------------
Issuance of common stock
 to founders............      --  $--    4,725  $ 4    $    12      $  --      $     --     $     16
Issuance of Series A
 convertible preferred
 stock to investors for
 cash (less issuance
 costs of $5)...........  14,580   14       --   --      4,841         --            --        4,855
Issuance of common stock
 to the former
 shareholders of Mammoth
 Technology.............      --   --      675    1         12         --            --           13
Issuance of Series B
 convertible preferred
 stock to investors for
 cash (less issuance
 costs of $27)..........   8,886    9       --   --     12,227         --            --       12,236
Exercise of options to
 purchase common stock..      --   --    5,410    6        102                       --          108
Net loss................      --   --       --   --         --         --        (7,923)      (7,923)
                          ------  ---   ------  ---    -------      -----      --------     --------
Balances at June 30,
 1997...................  23,466   23   10,810   11     17,194         --        (7,923)       9,305
Issuance of warrant for
 48,347 shares of Series
 B convertible preferred
 stock..................      --   --       --   --         28         --            --           28
Issuance of Series C
 convertible preferred
 stock to investors for
 cash (less issuance
 costs of $416).........   5,595    6       --   --     20,111         --            --       20,117
Issuance of warrant for
 70,176 shares of Series
 C convertible preferred
 stock..................      --   --       --   --        140         --            --          140
Exercise of options to
 purchase common stock..      --   --      725    1        146         --            --          147
Deferred stock
 compensation...........      --   --       --   --        437       (437)           --           --
Amortization of deferred
 stock compensation.....      --   --       --   --         --         68            --           68
Net loss................      --   --       --   --         --         --       (13,936)     (13,936)
                          ------  ---   ------  ---    -------      -----      --------     --------
Balances at June 30,
 1998...................  29,061   29   11,535   12     38,056       (369)      (21,859)      15,869
Exercise of options to
 purchase common stock..      --   --      256   --        714         --            --          714
Amortization of deferred
 stock compensation.....      --   --       --   --         --         93            --           93
Net loss................      --   --       --   --         --         --        (4,936)      (4,936)
                          ------  ---   ------  ---    -------      -----      --------     --------
Balances at December 31,
 1998...................  29,061  $29   11,791  $12    $38,770      $(276)     $(26,795)    $ 11,740
                          ======  ===   ======  ===    =======      =====      ========     ========

                            See accompanying notes.

                             EXTREME NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                             For the Period                    Six Months Ended
                            from May 8, 1996                     December 31,
                           (Date of Inception)   Year Ended   -------------------
                          through June 30, 1997 June 30, 1998    1997      1998
                          --------------------- ------------- ----------- -------
                                                              (unaudited)
Operating activities
Net loss................         $(7,923)         $(13,936)     $(6,467)  $(4,936)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
Depreciation and
 amortization...........             315             1,453          137     1,622
Amortization of deferred
 stock compensation.....             --                 68            2        93
Changes in operating
 assets and liabilities:
Accounts receivable.....            (262)           (7,545)      (4,064)     (610)
Inventories.............             (37)              (86)        (663)     (236)
Other current and
 noncurrent assets......            (241)             (585)        (459)     (234)
Accounts payable........             749             9,244         (435)   (5,134)
Accrued compensation....             189               745          (55)      399
Accrued warranty........              --             1,073        1,006       (49)
Accrued purchase
 commitments............              --               893           --        --
Other accrued
 liabilities............             464               520        2,507     1,790
Income tax liability ...              --                --           --       700
Due to shareholder......             109              (109)        (109)       --
                                 -------          --------      -------   -------
Net cash used in
 operating activities...          (6,637)           (8,265)      (8,600)   (6,595)
                                 -------          --------      -------   -------
Investing activities
Capital expenditures....          (1,151)           (2,511)        (922)   (2,325)
Purchases of short-term
 investments............              --           (10,996)          --        --
Maturities of short-term
 investments............              --                --           --     4,174
                                 -------          --------      -------   -------
Net cash provided by
 (used in) investing
 activities.............          (1,151)          (13,507)        (922)    1,849
                                 -------          --------      -------   -------
Financing activities
Proceeds from issuance
 of convertible
 preferred stock........          17,091            20,285           --        --
Proceeds from issuance
 of common stock........             124               147          268       714
Proceeds from notes
 payable................             700             1,606        1,712       505
Principal payments on
 notes payable..........             (64)             (241)          --      (147)
Principal payments of
 capital lease
 obligations............             (16)             (562)         482       (44)
                                 -------          --------      -------   -------
Net cash provided by
 financing activities...          17,835            21,235        2,462     1,028
                                 -------          --------      -------   -------
Net increase (decrease)
 in cash and cash
 equivalents............          10,047              (537)      (7,060)   (3,718)
Cash and cash
 equivalents at
 beginning of period....              --            10,047       10,047     9,510
                                 -------          --------      -------   -------
Cash and cash
 equivalents at end of
 period.................         $10,047          $  9,510      $ 2,987   $ 5,792
                                 =======          ========      =======   =======
Supplemental disclosure
 of cash flow
 information:
Cash paid for interest..         $    73          $    326      $    89   $   201
                                 =======          ========      =======   =======
Supplemental schedule of
 noncash investing and
 financing activities:
Property and equipment
 acquired under capital
 lease obligations......         $   505          $  1,588      $   407   $    --
                                 =======          ========      =======   =======
Common stock issued for
 assets.................         $    14          $     --      $    --   $    --
                                 =======          ========      =======   =======
Warrants issued in
 connection with capital
 lease..................         $    --          $    168      $    --   $    --
                                 =======          ========      =======   =======
Deferred stock
 compensation...........         $    --          $    437      $    31   $    --
                                 =======          ========      =======   =======

                            See accompanying notes.

                            EXTREME NETWORKS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (Information for the six months ended December 31, 1997 is unaudited)

1. Summary of Significant Accounting Policies

   Nature of Operations

   Extreme Networks, Inc. ("Extreme" or the "Company") was incorporated in the state of California on May 8, 1996 and is engaged in the design, development, manufacture, and sale of high performance networking products based on Gigabit Ethernet technology. The financial operations for the period ended June 30, 1996 were insignificant (generating a net loss of approximately $94,000) and have been combined with Extreme's results for the year ended June 30, 1997. Through June 30, 1997, Extreme was in the development stage. Extreme has incurred operating losses to date and has an accumulated deficit of $26.8 million at December 31, 1998. Extreme anticipates additional debt or equity funding may be needed to finance expected future operations. If such additional funding is not available, management believes, based on anticipated obligations, that available resources will be sufficient to enable Extreme to meet its obligations. If anticipated results are not achieved, management has the intent and believes it has the ability to delay or reduce expenditures so as not to require significant additional financial resources if such resources were not available.

   Interim Financial Information

   The financial information for the six months ended December 31, 1997 is unaudited but includes all adjustments, consisting only of normal recurring adjustments, that Extreme considers necessary for a fair presentation of the operating results and cash flows for such period. Results for the six months ended December 31, 1998 are not necessarily indicative of results in the future periods.

   Principles of Consolidation

   The consolidated financial statements include the accounts of Extreme and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

   Accounting Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that materially affect the amounts reported in the financial statements. Actual results could differ materially from these estimates.

   Cash Equivalents and Short-Term Investments

   Extreme considers all highly liquid investment securities with maturity from date of purchase of three months or less to be cash equivalents and investment securities with maturity from date of purchase of more than three months but less than one year, to be short-term investments.

   Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. To date, all marketable securities have been classified as available-for-sale and are carried at fair value, with unrealized gains and losses, when material, reported net-of-tax as a separate component of stockholders' equity. Realized gains and losses on available-for-sale securities are included in interest income. The cost of securities sold is based on specific identification. Premiums and discounts are amortized over the period from acquisition to maturity and are included in investment income, along with interest and dividends.

   Fair Value of Financial Instruments

   The fair value for marketable debt securities is based on quoted market prices. The carrying value of those securities approximates their fair value.

                            EXTREME NETWORKS, INC.

     (Information for the six months ended December 31, 1997 is unaudited)


   The fair value of notes is estimated by discounting the future cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying values of these obligations approximate their respective fair values.

   The fair value of short-term and long-term capital lease obligations is estimated based on current interest rates available to Extreme for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying values of these obligations approximate their respective fair values.

   Inventories

   Inventories are stated at the lower of cost or market (on a first-in, first-out basis) and are comprised substantially of finished goods at December 31, 1998.

   Concentration of Credit Risk and Significant Customers

   Financial instruments that potentially subject Extreme to concentration of credit risk consist principally of marketable investments and accounts receivable. Extreme has placed its investments with six high-credit quality issuers with no more than $2 million due from any one issuer. Extreme sells its products primarily to United States corporations in the technology marketplace. Extreme performs ongoing credit evaluations of its customers and generally does not require collateral. Credit losses have been immaterial and within management's expectations. During the years ended June 30, 1997 and 1998 and the six months ended December 31, 1998, Extreme added approximately $0, $383,000 and $546,000 to its bad debt reserves. Total write-offs of uncollectible amounts were $0, $37,000 and $0 in these periods, respectively. Two customers accounted for 25% and 21%, and 17% and 11% of the Company's net revenue for the year ended June 30, 1998 and the six months ended December 31, 1998, respectively. No other customer accounts for more than 10% of Extreme's net revenues. Extreme operates solely within one business segment, the development and marketing of end-to-end LAN switching solutions.

   Property and Equipment

   Property and equipment are stated at cost, net of accumulated amortization and depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets of approximately three years or the applicable lease term, if shorter. Equipment acquired under capital lease obligations is amortized over the shorter of the lease term or the estimated useful lives of the related assets.

   Revenue Recognition

   Extreme generally recognizes product revenue at the time of shipment, unless Extreme has future obligations for installation or has to obtain customer acceptance in which case revenue is deferred until these obligations are met. Revenue from service obligations is deferred and recognized on a straight-line basis over the contractual period. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheets. Extreme has established a program which enables third party resellers to return up to 15% of their previous month's purchases in exchange for a purchase order of equal or greater dollar value. The amount of estimated product returns is provided for in the period of the sale.

   Upon shipment to its customers, Extreme provides for the estimated cost to repair or replace products to be returned under warranty. Extreme's warranty period is typically 12 months from the date of shipment to the end user.

                            EXTREME NETWORKS, INC.

     (Information for the six months ended December 31, 1997 is unaudited)


   Foreign Operations

   Extreme's foreign offices consist of sales, marketing, and support activities through its foreign subsidiaries and an overseas reseller network. Operating income generated by the foreign operations of Extreme and their corresponding identifiable assets were not material in any period presented.

   Extreme's export sales represented 61% and 56% of net revenue in fiscal 1998 and the six-month period ended December 31, 1998. All of the export sales to date have been denominated in U.S. dollars and were derived from sales to Europe and Asia. Extreme recorded export sales over 10% (as a percentage of total net revenue) to the following countries:

                                                Year Ended   Six Months Ended
                                               June 30, 1998 December 31, 1998
                                               ------------- -----------------
   United Kingdom.............................       30%             --
   Japan......................................       19%             29%
   All other export sales to countries
    totaling less than 10% each...............       12%             27%

   Net Loss Per Share

   Basic net loss per share and diluted net loss per share are presented in conformity with Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented. To date, Extreme has not had any issuances or grants for nominal consideration.

   In accordance with SFAS No. 128, basic net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Basic and diluted pro forma net loss per share, as presented in the consolidated statements of operations, has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

                            EXTREME NETWORKS, INC.

     (Information for the six months ended December 31, 1997 is unaudited)


   The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per common share (in thousands, except per share data):

                                          Years Ended          Six Months
                                            June 30,       Ended December 31,
                                        -----------------  -------------------
                                         1997      1998       1997      1998
                                        -------  --------  ----------- -------
                                                           (unaudited)
   Net loss...........................  $(7,923) $(13,936)   $(6,467)  $(4,936)
                                        =======  ========    =======   =======
   Basic and diluted:
     Weighted-average shares of common
      stock outstanding...............    6,468    11,192     10,920    11,599
     Less: Weighted-average shares
      subject to repurchase...........   (4,710)   (6,813)    (7,410)   (4,732)
                                        -------  --------    -------   -------
   Weighted-average shares used in
    computing basic and diluted net
    loss per common share.............    1,758     4,379      3,510     6,867
                                        =======  ========    =======   =======
   Basic and diluted net loss per com-
    mon share.........................  $ (4.51) $  (3.18)   $ (1.84)  $  (.72)
                                        =======  ========    =======   =======
   Pro forma:
     Net loss.........................           $(13,936)             $(4,936)
                                                 ========              =======
     Shares used above................              4,379                6,867
     Pro forma adjustment to reflect
      weighted effect of assumed
      conversion of convertible
      preferred stock.................             27,322               29,062
                                                 --------              -------
     Shares used in computing pro
      forma basic and diluted net loss
      per common share (unaudited)....             31,701               35,929
                                                 ========              =======
     Pro forma basic and diluted net
      loss per common share
      (unaudited).....................           $   (.44)             $  (.14)
                                                 ========              =======

   Extreme has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are anti-dilutive for all periods presented. The total numbers of shares excluded from the calculations of diluted net loss per share was 30,834,912, 36,082,561, 30,818,069 and 36,514,805 for the years ended June 30,
1997 and 1998 and the six months ended December 31, 1997 and 1998. See Note 6 for further information on these securities.

   Unaudited Pro Forma Stockholders' Equity

   If the offering contemplated by this prospectus is consummated, all of the redeemable convertible preferred stock outstanding will automatically be converted into common stock. Unaudited pro forma stockholders' equity at December 31, 1998, as adjusted for the assumed conversion of convertible preferred stock based on the shares of convertible preferred stock outstanding at December 31, 1998, is disclosed on the consolidated balance sheet.

   Accounting for Stock-Based Compensation

   Extreme's grants of stock options are for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. As permitted under SFAS Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), Extreme accounts for stock option grants to employees and

                            EXTREME NETWORKS, INC.

     (Information for the six months ended December 31, 1997 is unaudited)

directors in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and, accordingly, recognizes no compensation expense for stock option grants with an exercise price equal to the fair value of the shares at the date of grant.

   Comprehensive Loss

   Extreme adopted Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income," at December 31, 1998. Under SFAS 130, Extreme is required to display comprehensive income and its components as part of the financial statements. Other comprehensive income includes certain changes in equity that are excluded from net income. Specifically, SFAS 130 requires unrealized holding gains and losses on available-for-sale securities, to be included in accumulated other comprehensive income. Comprehensive loss for the years ended June 30, 1998 and 1997 and the six month period ended December 31, 1998 approximated net loss.

   Recently Issued Accounting Standard

   In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued to shareholders. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. Extreme will adopt SFAS No. 131 effective June 30, 1999. Extreme expects that the implementation of this standard will not have a material effect on its financial statement disclosures.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Extreme is required to adopt SFAS No. 133 for the year ending June 30, 2002. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because Extreme currently holds no derivative financial instruments and does not currently engage in hedging activities, adoption of SFAS No. 133 is expected to have no material impact on Extreme's financial condition or results of operations.

   In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. Extreme is required to implement SOP 98-1 for the year ending June 30, 2000. Adoption of SOP 98-1 is expected to have no material impact on Extreme's financial condition or results of operations.

                            EXTREME NETWORKS, INC.

     (Information for the six months ended December 31, 1997 is unaudited)


2. Investment Securities

   The following is a summary of available-for-sale securities (in thousands). As of June 30, 1998 and December 31, 1998 at cost which approximates fair market value:

                                                           June 30, December 31,
                                                             1998       1998
                                                           -------- ------------
   Money market fund...................................... $    99     $   78
   U.S. corporate debt securities.........................  12,410      6,821
   Foreign corporate debt securities......................   6,938        --
                                                           -------     ------
                                                           $19,447     $6,899
                                                           =======     ======
   Classified as:
     Cash equivalents..................................... $ 8,452     $   78
     Short-term investments...............................  10,995      6,821
                                                           -------     ------
                                                           $19,447     $6,899
                                                           =======     ======


   At June 30, 1998 and December 31, 1998, all of the available-for-sale securities are due in one year or less by contractual maturity.

3. Property and Equipment

   Property and equipment consist of the following (in thousands):

                                                    June 30,
                                                  --------------  December 31,
                                                   1997    1998       1998
                                                  ------  ------  ------------
   Computer and other related equipment.......... $  745  $3,465     $3,799
   Office equipment, furniture, and fixtures.....    199     522      1,927
   Software......................................    638   2,106      2,692
   Leasehold improvements........................     88     145        145
                                                  ------  ------     ------
                                                   1,670   6,238      8,563
   Less accumulated depreciation and
    amortization.................................   (315) (1,769)    (3,391)
                                                  ------  ------     ------
   Property and equipment, net................... $1,355  $4,469     $5,172
                                                  ======  ======     ======

   Included in property and equipment are assets acquired under capital lease obligations with a cost and related accumulated amortization of approximately $2,093,000 and $490,000, respectively, at June 30, 1998, and approximately $2,093,000 and $870,000, respectively, at December 31, 1998.

4. Notes Payable

   In October 1996, Extreme entered into a note payable with a bank that allowed the Company to borrow up to $400,000. Interest is payable monthly based on an annual rate of 11%. Principal outstanding was $49,909 at December 31, 1998. Payments of approximately $18,000 are due monthly through April 16, 1999. The note is secured by Extreme's assets.

                            EXTREME NETWORKS, INC.

     (Information for the six months ended December 31, 1997 is unaudited)


   In November 1996, Extreme entered into a $300,000 note payable agreement with a leasing company. The note accrues interest monthly based on an annual rate of 9%. Payments of approximately $11,000 are due monthly with a final $30,000 payment due May 1, 1999. The note is secured by all of Extreme's fixed assets.

   In November 1997, Extreme entered into a $2,000,000 note payable with a leasing company. The note accrues interest monthly based on an annual rate of 9.75%. Payments of approximately $56,000 are due monthly through May 1, 2001. The note is secured by all of Extreme's fixed assets.

5. Commitments

   Extreme has outstanding purchase order commitments for materials of approximately $4,400,000 and $12,300,000 at June 30, 1998 and December 31, 1998, respectively. Extreme expects these purchase orders to be fulfilled and the related invoices to be paid in fiscal year 1999. Of this amount, the Company has accrued and expensed approximately $893,000 of the outstanding purchase order commitments for materials due to obligations to suppliers as of June 30, 1998. This expense is included within cost of revenue in the year ended June 30, 1998.

   The Company has entered into equipment lease lines of credit for a total of $4,000,000, of which approximately $3.1 million remains available at December 31, 1998. These arrangements are secured by the property and equipment subject to the leases. Under the terms of these lines of credit, Extreme may not declare or pay any dividends without prior consent of the lenders.

   Extreme has entered into a revolving line of credit for $5.0 million. Borrowings under this line of credit bear interest at the bank's prime rate. At December 31, 1998, there were no outstanding borrowings under this line of credit.

   Extreme leases its primary facilities under operating leases, all of which expire during 1999. Rent expense was approximately $220,000 and $712,000 for the years ended June 30, 1997 and 1998, respectively, and approximately $385,000 for the six months ended December 31, 1998.

   Future payments under all noncancelable leases at December 31, 1998 are as follows (in thousands):

                                                 Capital Leases Operating Leases
                                                 -------------- ----------------
   Years ending June 30:
     1999.......................................     $  360           $225
     2000.......................................        721             42
     2001.......................................        708             25
     2002.......................................        409             --
                                                     ------           ----
   Total minimum payments.......................      2,198           $292
                                                                      ====
   Less amount representing interest............       (259)
                                                     ------
   Present value of minimum payments............      1,939
   Less current portion.........................       (588)
                                                     ------
   Long-term portion............................     $1,351
                                                     ======

   See Note 8 for subsequent events regarding lease of new facility.

                            EXTREME NETWORKS, INC.

     (Information for the six months ended December 31, 1997 is unaudited)


6. Shareholders' Equity

   Convertible Preferred Stock

   A summary of convertible stock is as follows (in thousands):

                                               June 30,
                 ---------------------------------------------------------------------
                                1997                               1998                        December 31, 1998
                 ---------------------------------- ---------------------------------- ----------------------------------
                            Issued and  Liquidation            Issued and  Liquidation            Issued and  Liquidation
                 Authorized Outstanding Preference  Authorized Outstanding Preference  Authorized Outstanding Preference
                 ---------- ----------- ----------- ---------- ----------- ----------- ---------- ----------- -----------
Series A........   15,000     14,580      $ 5,249     15,000     14,580      $ 5,249     15,000     14,580      $ 5,249
Series B........    9,000      8,886       12,263      9,000      8,886       12,263      9,000      8,886       12,263
Series C........      --         --            --      5,900      5,595       20,534      5,900      5,595       20,534
                   ------     ------      -------     ------     ------      -------     ------     ------      -------
                   24,000     23,466      $17,512     29,900     29,061      $38,046     29,900     29,061      $38,046
                   ======     ======      =======     ======     ======      =======     ======     ======      =======

   In May 1996, under a stock purchase agreement, Extreme issued 14,579,999 Series A convertible preferred shares at a price of $.333 per share. In May and June 1997, under a stock purchase agreement, Extreme issued 8,886,228 Series B convertible preferred shares at a price of $1.38 per share. In January and March of 1998, under a stock purchase agreement, Extreme issued 5,595,088 Series C convertible preferred shares at a price of $3.67 per share.

   Each share of Series A, B, and C convertible preferred stock is convertible, at the option of the holder, into one share of common stock, subject to certain provisions. The outstanding shares of convertible preferred stock automatically convert into common stock either upon the close of business on the day immediately preceding the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which Extreme receives at least $10,000,000 in gross proceeds and the price per share is at least $5.00, or at the election of the holders of at least a majority of each series of the outstanding shares of preferred stock.

   Series A, B, and C convertible preferred stockholders are entitled to annual noncumulative dividends of $.0267, $.1104, and $.2936, respectively, per share if and when declared by the board of directors. No dividends have been declared as of December 31, 1998.

   The Series A, B, and C convertible preferred stockholders are entitled to receive, upon liquidation, the sum of (i) an amount per share equal to the issuance price; (ii) $.0267 per share of Series A preferred stock, $.1104 per share of Series B preferred stock, and $.2936 per share of Series C preferred stock per annum accruing annually on the anniversary date of issuance of the Series A, B, and C preferred stock, respectively; and (iii) all declared but unpaid dividends. Thereafter, the remaining assets and funds, if any, shall be distributed pro rata among the common stockholders. If the assets or property were not sufficient to allow full payment to the Series A, B, and C stockholders, the available assets shall be distributed ratably among the Series A, B, and C shareholders.

   The Series A, B, and C convertible preferred stockholders have voting rights equal to the common shares issuable upon conversion.

   Warrants

   In November 1996, Extreme issued warrants to a lease financing company to purchase 210,000 shares of Series A convertible preferred stock with an exercise price of $.33 per share, in consideration for equipment leases and a loan. In July 1997, Extreme issued warrants to the same lease financing company to purchase 48,347 shares of Series B convertible preferred stock with an exercise price of $1.38 per share, in consideration

                            EXTREME NETWORKS, INC.

     (Information for the six months ended December 31, 1997 is unaudited)

for equipment leases. The warrants may be exercised at any time within a period of (i) 10 years or (ii) 5 years from the effective date of an initial public offering completed by Extreme, whichever is longer.

   In November 1997, the Company issued warrants to a lease financing company to purchase 79,051 shares of Series C convertible preferred stock with an exercise price of $2.53, in consideration for a loan. The warrants may be exercised at any time within a period which expires the sooner of (i) 10 years or (ii) 3 years from the effective date of an initial public offering.

   Common Stock

   In May 1996, Extreme issued 4,725,000 shares of common stock to founders for cash. The common stock is subject to repurchase until vested; vesting with respect to 25% occurs on the first anniversary of the issuance date, with the balance vesting ratably over a period of three years as specified in the purchase agreements. At June 30, 1998 and December 31, 1998, approximately 1,771,875 and 1,181,250 shares, respectively, were subject to repurchase at their original issuance price.

   Extreme has reserved 15,000,000, 9,000,000, and 5,900,000 shares of its common stock for issuance upon conversion of its Series A, B, and C convertible preferred stock, respectively. Extreme has also reserved 12,014,309 common shares for issuance under the 1996 Stock Option Plan, of which 92,349 and 1,912,786 shares remain available at June 30, 1998 and December 31, 1998, respectively.

   Stock-Based Compensation

   Under the 1996 Stock Option Plan (the "Plan"), which was adopted in September 1996, options may be granted for common stock, pursuant to actions by the board of directors, to eligible participants. A total of 12,014,309 shares have been reserved under the Plan. Options granted are exercisable as determined by the board of directors. Options vest over a period of time as determined by the board of directors, generally four years. The term of the Plan is 10 years. Options to purchase approximately 4,297,346 and 2,990,009 shares of common stock have been exercised as of June 30, 1998 and December 31, 1998, respectively, but are subject to repurchase until vested.

   The Company has elected to continue to follow APB 25 and related interpretations in accounting for its employee and director stock-based compensation plans. Because the exercise price of Extreme's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized.

   Pro forma information regarding net income has been determined as if Extreme had accounted for its employee stock options under the fair value method prescribed by FAS 123. The resulting effect on pro forma net income disclosed is not likely to be representative of the effects on net income on a pro forma basis in future years, due to subsequent years including additional grants and years of vesting.

                            EXTREME NETWORKS, INC.

     (Information for the six months ended December 31, 1997 is unaudited)


   The fair value of each option granted through December 31, 1998 was estimated on the date of grant using the minimum value method with the following weighted-average assumptions: no dividends; an expected life of six years in the years ended June 30, 1997 and 1998, and four years in the six months ended December 31, 1998; and risk-free interest rate of 6.7%, 6.0% and 5.7% in the years ended June 30, 1997 and 1998, and the six months ended December 31, 1998, respectively. The weighted average fair value of options granted in the years ended June 30, 1997 and 1998 and the six months ended December 31, 1998 are $.01, $.37 and $1.17, respectively. For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting period. Pro forma information follows (in thousands, except share and per share amounts):

                                                   Years Ended       Six Months
                                                     June 30,          Ended
                                                 -----------------  December 31,
                                                  1997      1998        1998
                                                 -------  --------  ------------
   Net Loss:
    As reported................................. $(7,923) $(13,936)   $(4,936)
    Pro forma................................... $(7,935) $(14,053)   $(5,097)
   Basic and diluted net loss per share:
    As reported.................................          $  (3.18)   $  (.72)
    Pro forma...................................          $  (3.21)   $  (.74)

   The following table summarizes stock options activity:

                                                                    Weighted-
                                                                     Average
                                                      Number of   Exercise Price
                                                        Shares      Per Share
                                                      ----------  --------------
    Granted..........................................  7,150,500      $ .03
    Exercised........................................ (5,409,750)     $ .02
    Canceled.........................................   (165,000)     $ .03
                                                      ----------      -----
   Options outstanding at June 30, 1997..............  1,575,750      $ .05
    Granted..........................................  1,771,460      $1.29
    Exercised........................................   (724,775)     $ .21
    Canceled.........................................    (18,500)     $ .35
                                                      ----------      -----
   Options outstanding at June 30, 1998..............  2,603,935      $ .84
    Granted..........................................  1,399,397      $5.83
    Exercised........................................   (256,670)     $1.82
    Canceled.........................................    (36,334)     $2.59
                                                      ----------      -----
   Options outstanding at December 31, 1998..........  3,710,328      $2.55
                                                      ==========      =====

                            EXTREME NETWORKS, INC.

     (Information for the six months ended December 31, 1997 is unaudited)


   The options outstanding at December 31, 1998 have been segregated by exercise price as follows:

                              Outstanding Options
   ------------------------------------------------------------------------------------------
                         Options                                                    Weighted-
    Range of           Outstanding                 Weighted-Average                  Average
    Exercise               and                        Remaining                     Exercise
     Prices            Exercisable                 Contractual Life                   Price
    --------           -----------                 ----------------                 ---------
                                                      (In years)
   $ .02                  988,000                        7.94                         $ .02
   $ .14-1.00             660,279                        8.62                         $ .46
   $1.25-1.75             618,950                        9.19                         $1.70
   $3.00-5.50             342,599                        9.54                         $4.13
   $5.75                  831,500                        9.79                         $5.75
   $6.50-8.50             269,000                        9.91                         $7.04
   ----------
    ---------           ---------
   $ .02-8.50           3,710,328                        8.98                         $2.55
   ==========           =========

   During the year ended June 30, 1998, in connection with the grant of certain stock options to employees, Extreme recorded deferred stock compensation of $437,000 representing the difference between the exercise price and the deemed fair value of Extreme's common stock on the date such stock options were granted. Such amount is included as a reduction of stockholders' equity and is being amortized by charges to operations on a graded vesting method. Extreme recorded amortization of deferred stock compensation expense of approximately $68,000 and $93,000 for the year ended June 30, 1998 and the six-month period ended December 31, 1998, respectively. At December 31, 1998, Extreme had a total of approximately $276,000 remaining to be amortized over the corresponding vesting period of each respective option, generally four years. The amortization expense relates to options awarded to employees in all operating expense categories. This amount has not been separately allocated to these categories.

7. Income Taxes

   The provision for income taxes consists of the following (in thousands):

                                                                    December 31,
                                                                        1998
                                                                    ------------
     Current provision:
       Federal.....................................................     $100
       State.......................................................      100
       Foreign.....................................................      500
                                                                        ----
     Total current provision.......................................     $700
                                                                        ====

   The difference between the provision for income taxes and the amount computed by applying the Federal statutory income tax rate (35 percent) to income before taxes is explained below:

                                                June 30,  June 30,  December 31,
                                                  1997      1998        1998
                                                --------  --------  ------------
   Tax at federal statutory rate............... $(2,773)  $(4,878)    $(1,483)
   State income tax............................      --        --         100
   Unutilized net operating losses.............   2,773     4,878       1,483
   Federal alternative minimum taxes...........      --        --         100
   Foreign tax.................................      --        --         500
                                                -------   -------     -------
     Total..................................... $    --   $    --     $   700
                                                =======   =======     =======

                            EXTREME NETWORKS, INC.

     (Information for the six months ended December 31, 1997 is unaudited)


   Significant components of Extreme's deferred tax assets are as follows (in thousands):

                                                June 30,  June 30,  December 31,
                                                  1997      1998        1998
                                                --------  --------  ------------
   Deferred tax assets:
     Net operating loss carryforwards.......... $ 3,120   $ 7,448     $ 6,586
     Tax credit carryforwards..................     209     1,139       1,350
     Accruals and reserves.....................      --       627       1,343
     Accrued purchase commitments..............      --       357         357
                                                -------   -------     -------
   Total deferred tax assets...................   3,329     9,571       9,636
   Valuation allowance.........................  (3,329)   (9,571)     (9,636)
                                                -------   -------     -------
   Net deferred tax assets..................... $    --   $    --     $    --
                                                =======   =======     =======

   FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes Extreme's historical operating performance and the reported cumulative net losses in all prior years, Extreme has provided a full valuation allowance against its net deferred tax assets.

   The net valuation allowance increased by $3,329,000, $6,242,000, and $65,000 during the periods ended June 30, 1997, June 30, 1998, and December 31, 1998, respectively.

   As of December 31, 1998, Extreme had federal and state net operating loss carryforwards of approximately $16.6 million and $16.0 million, respectively. Extreme also had federal and state research and development tax credit carryforwards of approximately $850,000 and $750,000, respectively. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2004 through 2019, if not utilized.

   Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of the net operating loss and credit carryforwards before utilization.

8. Subsequent Events (unaudited)

   1999 Employee Stock Purchase Plan

   In January 1999, the Board of Directors approved the adoption of Extreme's 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan"), subject to stockholder approval. A total of 1,000,000 shares of common stock has been reserved for issuance under the 1999 Purchase Plan. The 1999 Purchase Plan permits eligible employees to acquire shares of Extreme's common stock through periodic payroll deductions of up to 15% of total compensation. No more than 625 shares may be purchased on any purchase date per employee. Each offering period will have a maximum duration of 12 months. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of Extreme's common stock on the first day of the applicable offering period or on the last day of the respective purchase period. The initial offering period will commence on the effectiveness of the initial public offering and will end on April 30, 2000.

                            EXTREME NETWORKS, INC.

     (Information for the six months ended December 31, 1997 is unaudited)


   Reincorporation, Amendment to the Articles of Incorporation

   During January 1999, Extreme's Board of directors authorized the reincorporation of the Company in the State of Delaware. This reincorporation is to be effective prior to Extreme's initial public offering. Upon reincorporation, Extreme will be authorized to issue 150,000,000 shares of Common Stock, $.001 par value and 2,000,000 shares of undesignated Preferred Stock, $.001 par value.

   Facility Lease

   In February 1999, Extreme agreed to lease 77,000 square feet for the purpose of being its primary facility in Santa Clara, California. The related cost of this lease is approximately $120,000 per month. The lease expires in December 2002. Extreme commenced occupancy in March 1999.

 Amended 1996 Stock Option Plan

   In January 1999, the Board of Directors approved an amendment to the 1996 Stock Option Plan to (i) increase the share reserve by 5,000,000 shares, (ii) to remove certain provisions which are required to be in option plans maintained by California privately-held companies and (iii) to rename the Plan as the "Amended 1996 Stock Option Plan."

                     Graphic of various products of Extreme

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